UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 6, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS AG audited standalone financial statements for the year ended 31 December 2022, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS AG

  Standalone financial statements and regulatory

  Information for the year ended 31 December 2022

Table of contents

1	UBS AG standalone financial statements (audited)

40	UBS AG standalone regulatory information

UBS AG standalone financial statements
(audited)

Income statement
		USD m		CHF m
		For the year ended		For the year ended
	Note	31.12.22	31.12.21	31.12.22	31.12.21
Interest and discount income[1]		7,133	4,091	6,821	3,745
Interest and dividend income from trading portfolio[1]		2,199	2,572	2,097	2,360
Interest and dividend income from financial investments		359	115	344	105
Interest expense[2]		(9,197)	(5,128)	(8,799)	(4,704)
Gross interest income		495	1,649	463	1,506
Credit loss (expense) / release	13	18	78	17	72
Net interest income		513	1,727	480	1,578
Fee and commission income from securities and investment business and other fee and commission income		2,756	3,703	2,618	3,390
Credit-related fees and commissions		99	109	95	100
Fee and commission expense		(684)	(810)	(651)	(741)
Net fee and commission income		2,171	3,002	2,062	2,749
Net trading income	3	5,796	3,623	5,512	3,301
Net income from disposal of financial investments		(110)	56	(106)	52
Dividend income from investments in subsidiaries and other participations	4	6,465	6,401	6,183	5,882
Income from real estate holdings		394	480	375	439
Sundry ordinary income	5	1,467	1,342	1,397	1,229
Sundry ordinary expenses	5	(937)	(338)	(888)	(308)
Other income from ordinary activities		7,279	7,940	6,962	7,295
Total operating income		15,759	16,293	15,015	14,923
Personnel expenses	6	3,109	3,221	2,960	2,943
General and administrative expenses	7	3,543	3,625	3,375	3,317
Subtotal operating expenses		6,653	6,846	6,334	6,260
Impairment of investments in subsidiaries and other participations	4	1,056	1,187	1,014	1,090
Depreciation, amortization and impairment of property, equipment, software and intangible assets		743	816	708	747
Changes in provisions for litigation, regulatory and similar matters, and other provisions	8	54	862	50	787
Total operating expenses		8,505	9,712	8,106	8,885
Operating profit		7,253	6,581	6,909	6,037
Extraordinary income	9	201	282	191	262
Extraordinary expenses	9	2	1	2	1
Tax expense / (benefit)	10	295	315	281	286
Net profit / (loss)		7,157	6,548	6,817	6,013

1 Interest income includes negative interest income of approximately USD 0.4bn (CHF 0.4bn) for the year ended 31 December 2022 (approximately USD 0.5bn (CHF 0.4bn) for the year ended 31 December 2021).    2 Includes negative interest expense on financial liabilities of approximately USD 0.4bn (CHF 0.4bn) for the year ended 31 December 2022 (approximately USD 0.5bn (CHF 0.4bn) for the year ended 31 December 2021).

UBS AG standalone financial statements (audited)                                                                                                                                                         1

Balance sheet
		USD m		CHF m
	Note	31.12.22	31.12.21	31.12.22	31.12.21

Assets
Cash and balances at central banks	13	48,344	53,760	44,684	49,012
Due from banks	13, 24	31,450	33,330	29,069	30,386
Receivables from securities financing transactions	11, 13, 24	58,141	56,336	53,739	51,360
Due from customers	12, 13, 24	105,552	121,812	97,561	111,052
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity[1]	12, 13, 24	27,678	27,530	25,582	25,098
Mortgage loans	12, 13	5,039	5,492	4,657	5,007
Trading portfolio assets	14	98,566	119,795	91,104	109,213
Derivative financial instruments	15	14,701	11,921	13,588	10,868
Financial investments	16	43,746	19,482	40,434	17,761
Accrued income and prepaid expenses	13	1,872	1,213	1,730	1,106
Investments in subsidiaries and other participations	4	51,029	50,671	47,165	46,195
Property, equipment and software		5,134	5,580	4,745	5,087
Other assets	12, 13, 17	13,516	2,927	12,491	2,667
Total assets		504,767	509,851	466,550	464,814
of which: subordinated assets		18,748	18,751	17,329	17,095
of which: subject to mandatory conversion and / or debt waiver		18,042	17,813	16,676	16,239

Liabilities
Due to banks	24	47,329	40,293	43,745	36,734
Payables from securities financing transactions	11, 24	23,497	23,046	21,718	21,010
Due to customers	24	138,941	141,119	128,421	128,654
Funding received from UBS Group AG measured at amortized cost	21, 24	61,202	57,078	56,568	52,036
Trading portfolio liabilities	14	25,058	25,711	23,160	23,440
Derivative financial instruments	15	17,429	14,128	16,109	12,880
Financial liabilities designated at fair value	14, 20	70,603	73,081	65,258	66,625
of which: funding received from UBS Group AG	20, 21, 24	1,959	2,137	1,811	1,948
Bonds issued	21	56,148	73,631	51,897	67,127
Accrued expenses and deferred income		3,592	2,919	3,320	2,661
Other liabilities	17	1,582	2,305	1,462	2,100
Provisions	13	2,026	2,136	1,872	1,947
Total liabilities		447,406	455,446	413,532	415,215

Equity
Share capital	22	393	393	386	386
General reserve		36,326	36,326	35,649	35,649
of which: statutory capital reserve		36,326	36,326	35,649	35,649
of which: capital contribution reserve[2]		36,326	36,326	35,649	35,649
Voluntary earnings reserve		13,485	11,138	10,167	7,552
Net profit / (loss) for the period		7,157	6,548	6,817	6,013
Total equity		57,361	54,405	53,018	49,599
Total liabilities and equity		504,767	509,851	466,550	464,814
of which: subordinated liabilities		66,872	65,219	61,809	59,459
of which: subject to mandatory conversion and / or debt waiver		66,314	64,654	61,293	58,943

1 Represents the Swiss GAAP carrying amount of instruments qualifying as total loss-absorbing capital at the level of the respective subsidiaries.    2 The Swiss Federal Tax Administration’s current position is that, of the CHF 35.6bn capital contribution reserve available as of 31 December 2022, an amount limited to CHF 20.5bn is available from which dividends may be paid without a Swiss withholding tax deduction.

UBS AG standalone financial statements (audited)                                                                                                                                                         2

Balance sheet (continued)
	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21

Off-balance sheet items
Contingent liabilities, gross	20,359	19,046	18,818	17,364
Sub-participations	(1,069)	(1,093)	(988)	(997)
Contingent liabilities, net	19,290	17,953	17,830	16,367
of which: guarantees to third parties related to subsidiaries	6,156	7,825	5,690	7,133
Irrevocable loan commitments, gross	16,272	17,394	15,041	15,858
Sub-participations	0	0	0	0
Irrevocable loan commitments, net	16,272	17,394	15,041	15,858
Forward starting transactions[1]	54,321	41,719	50,208	38,034
of which: reverse repurchase agreements	27,343	24,559	25,273	22,390
of which: repurchase agreements	26,978	17,160	24,936	15,644
Liabilities for calls on shares and other equity instruments	5	5	4	4
1 Cash to be paid in the future by either UBS AG or the counterparty.

Off-balance sheet items

Contingent liabilities include indemnities and guarantees issued by UBS AG for the benefit of subsidiaries and creditors of subsidiaries.

Where the indemnity amount issued by UBS AG is not specifically defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

Joint and several liability – value-added tax

UBS AG is jointly and severally liable for the combined value-added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Guarantees – UBS Europe SE

Following the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE in March 2019, UBS AG issued a guarantee for the benefit of counterparties of UBS Europe SE’s investment banking business, covering transactions subject to master netting agreements.

A similar guarantee that UBS AG issued in 2003 for the benefit of each counterparty of UBS Limited also continues to be effective. This guarantee covers transactions in accordance with and contemplated under any agreement entered into by UBS Limited prior to the merger into UBS Europe SE, to the extent that such an agreement has not been amended by UBS Europe SE thereafter.

Under both guarantees, UBS AG promises to pay to the beneficiary counterparties any unpaid liabilities covered under the terms of the guarantees on demand. These guarantees are included as contingent liabilities in the off-balance sheet items table above.

Indemnities – UBS Europe SE

In connection with the establishing of UBS Europe SE in 2016, UBS AG entered into agreements with UBS Europe SE under which UBS AG would provide UBS Europe SE with limited indemnification of payment obligations that may arise from certain litigation, regulatory and similar matters.

As of 31 December 2022, the amount of such potential payment obligations could not be reliably estimated and the likelihood of an outflow is not considered to be probable or the probability of an outflow was assessed to be remote; therefore, the table above does not include any amount related to this limited indemnification.

In addition, in accordance with the bylaws of the Deposit Protection Fund of the Association of German Banks, UBS AG issued an indemnity in favor of this fund on behalf of UBS Europe SE. The probability of an outflow was assessed to be remote, and as a result, the table above does not include any exposure arising under this indemnity.

UBS AG standalone financial statements (audited)                                                                                                                                                         3

Statement of changes in equity
USD m	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2022	393	36,326	11,138	6,548	54,405
Dividend distribution			(4,200)		(4,200)
Net profit / (loss) appropriation			6,548	(6,548)	0
Net profit / (loss) for the period				7,157	7,157
Balance as of 31 December 2022	393	36,326	13,485	7,157	57,361
CHF m	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2022	386	35,649	7,552	6,013	49,599
Dividend distribution			(4,087)		(4,087)
Net profit / (loss) appropriation			6,013	(6,013)	0
Net profit / (loss) for the period				6,817	6,817
Currency translation difference			690		690
Balance as of 31 December 2022	386	35,649	10,167	6,817	53,018

Statement of proposed appropriation of total profit and dividend distribution

The Board of Directors (the BoD) proposes that the Annual General Meeting of Shareholders (the AGM) on 4 April 2023 approve the appropriation of total profit and an ordinary dividend distribution of USD 6,000m out of the total profit as follows:

Appropriation of and distribution out of total profit
	USD m	CHF m
	For the year ended	For the year ended
	31.12.22	31.12.22
Net profit for the period	7,157	6,817
Profit / (loss) carried forward	0	0
Total profit available for appropriation	7,157	6,817
Appropriation to voluntary earnings reserve	(1,157)	(1,271)
Dividend distribution	(6,000)	(5,546)[1]
Profit / (loss) carried forward	0	0
1 For illustrative purposes, converted at closing exchange rate as of 31 December 2022 (CHF / USD 1.08).

The ordinary dividend distribution is declared and paid in US dollars. The total amount of the dividend distribution is capped at CHF 12,000m (the Cap). To the extent that the Swiss franc equivalent of the total dividend distribution of USD 6,000m would exceed the Cap on the day of the AGM, based on the exchange rate determined by the BoD in its reasonable opinion, the US dollar per share amount of the dividend will be reduced on a pro rata basis so that the total Swiss franc amount does not exceed the Cap. To the extent the Swiss franc equivalent of the total dividend distribution exceeds CHF 6,817m but does not exceed the Cap, the total dividend distribution in US dollars remains as is and is booked against the total profit in US dollars, while the Swiss franc currency difference of maximum CHF 5,183m is balanced through the Swiss franc translation of the voluntary earnings reserve account.

UBS AG standalone financial statements (audited)                                                                                                                                                         4

Note 1  Name, legal form and registered office

UBS AG is incorporated and domiciled in Switzerland. Its registered offices are at Bahnhofstrasse 45, CH-8001 Zurich and Aeschenvorstadt 1, CH-4051 Basel, Switzerland. UBS AG operates under Art. 620 et seq. of the Swiss Code of Obligations and Swiss banking law as an Aktiengesellschaft, a corporation limited by shares.

UBS AG is a regulated bank in Switzerland and is 100% owned by UBS Group AG, the ultimate parent of the UBS Group. UBS AG holds investments in and provides funding to subsidiaries, including the other banking subsidiaries of the UBS Group. In addition, UBS AG operates globally, including business activities from all four UBS business divisions and Group Functions. In the ordinary course of business, the main contributors to the net profit / (loss) of UBS AG are the Investment Bank, Global Wealth Management, Group Treasury and Group Services. The balance sheet is mainly composed of financial assets and liabilities from the Investment Bank, Group Treasury and Global Wealth Management businesses booked outside of Switzerland, as well as investments in subsidiaries and other participations in Group Treasury and fixed assets of Group Services.

UBS AG employed 10,333 personnel on a full-time equivalent basis as of 31 December 2022, compared with 10,169 personnel as of 31 December 2021.

Note 2  Accounting policies

a) Significant accounting policies

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 “Accounting – banks” and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as those outlined in Note 1 to the consolidated financial statements of UBS AG included in the UBS Group AG and UBS AG Annual Report 2022. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards (IFRS) are described in Note 33 to the consolidated financial statements of UBS AG. The significant accounting policies applied for the standalone financial statements of UBS AG are discussed below.

›    Refer to the UBS Group AG and UBS AG Annual Report 2022 for more information

Risk management

UBS AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2022.

Further information about the use of derivative instruments and hedge accounting is provided on the following pages and in Notes 1, 10 and 25 to the consolidated financial statements of UBS AG.

›    Refer to the UBS Group AG and UBS AG Annual Report 2022 for more information

Compensation policy

The compensation structure and processes of UBS AG conform to the compensation principles and framework of UBS Group AG. For detailed information, refer to the Compensation Report of UBS Group AG.

Deferred compensation

Expenses for deferred compensation awards granted by UBS Group AG to employees of UBS AG in the form of UBS shares, notional investment funds and notional additional tier 1 (AT1) capital instruments are charged by UBS Group AG to UBS AG.

›    Refer to Note 27 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2022 for more information

Foreign currency translation

Non-US dollar-denominated transactions are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all non-US dollar-denominated monetary assets and liabilities, as well as non-US dollar-denominated equity instruments recorded in Trading portfolio assets and Financial investments, are translated into US dollars using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. Assets and liabilities of branches with functional currencies other than the US dollar are translated into US dollars at the closing exchange rate. Income and expense items of such branches are translated at weighted-average exchange rates for the period. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS AG are provided in Note 32 of the consolidated financial statements of UBS AG.

›    Refer to the UBS Group AG and UBS AG Annual Report 2022 for more information

UBS AG standalone financial statements (audited)                                                                                                                                                         5

Note 2  Accounting policies (continued)

Presentation currencies

As the primary presentation currency of the financial statements of UBS AG is the US dollar, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS AG applies the modified closing rate method for converting the US dollar presentation currency amounts into Swiss francs: assets and liabilities are converted at the closing rate, equity positions at historic rates, and income and expense items at the weighted-average rate for the period. The resulting currency translation effects are recognized separately in the Voluntary earnings reserve, amounting to a negative currency translation effect of CHF 2,929m as of 31 December 2022 (negative CHF 3,619m as of 31 December 2021).

Structured debt instruments

Structured debt instruments consist of debt instruments issued and transacted over the counter and include a host contract and one or more embedded derivatives that do not relate to UBS AG’s own equity. By applying the fair value option, the vast majority of structured debt instruments are measured at fair value as a whole and recognized in Financial liabilities designated at fair value. The fair value option for structured debt instruments can be applied only if the following criteria are cumulatively met:

–     the structured debt instrument is measured on a fair value basis and is subject to risk management that is equivalent to risk management for trading activities;

–     the application of the fair value option eliminates or significantly reduces an accounting mismatch that would otherwise arise; and

–     changes in fair value attributable to changes in unrealized own credit are not recognized.

Fair value changes related to Financial liabilities designated at fair value, excluding changes in unrealized own credit, are recognized in Net trading income. Interest expense on Financial liabilities designated at fair value is recognized in Interest expense.

Where the designation criteria for the fair value option are not met, the embedded derivatives are assessed for bifurcation for measurement purposes. Bifurcated embedded derivatives are measured at fair value through profit or loss and presented in the same balance sheet line as the host contract.

›    Refer to Note  20 for more information

Group-internal funding

UBS AG obtains funding from UBS Group AG in the form of loans that are subject to mandatory conversion and / or debt waiver, as explained below, and generally either qualify as loss-absorbing tier 1 capital or as gone concern loss-absorbing capacity, i.e., total funding eligible as total loss-absorbing capacity (TLAC), at the UBS AG consolidated and standalone levels. A portion of Group-internal funding obtained is further on lent by UBS AG to certain subsidiaries in the form of loans.

›    Refer to Note 21 for information about funding eligible as total loss-absorbing capacity at the UBS AG level

UBS AG obligations arising from Group-internal funding it has received are presented as Funding received from UBS Group AG measured at amortized cost and Funding received from UBS Group AG within Financial liabilities designated at fair value. UBS AG claims arising from Group-internal funding it has provided are presented as Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity and are measured at amortized cost less any allowance for expected credit losses.

Subordinated assets and liabilities

Subordinated assets are composed of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are composed of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements pursuant to Art. 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

UBS AG standalone financial statements (audited)                                                                                                                                                         6

Note 2  Accounting policies (continued)

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying amount is tested for impairment annually and when indicators of a potential decrease in value exist, which include significant operating losses incurred or a severe depreciation of the currency in which the investment is denominated. If an investment in a subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or a value above the net asset value if, in the opinion of management, forecasts of future profitability provide sufficient evidence that a carrying amount above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Impairments of investments are presented as Impairment of investments in subsidiaries and other participations and  reversals of impairments are presented as Extraordinary income in the income statement. Impairments and partial or full reversals of impairments for a subsidiary during the same annual period are determined on a net basis.

›    Refer to Note 4 for more information

Hedge accounting for Investments in subsidiaries and other participations

UBS AG applies hedge accounting for certain investments in subsidiaries and other participations denominated in currencies other than the US dollar, which are designated as hedged items. For this purpose, foreign exchange (FX) derivatives, mainly FX forwards and FX swaps, are used and designated as hedging instruments.

The hedged risk is determined as the change in the carrying amount of the hedged item arising solely from changes in spot FX rates. Consequently, UBS AG only designates the spot element of the FX derivatives as hedging instruments. Changes in the fair value of the hedging instruments attributable to changes in forward points are not part of a hedge accounting designation. These amounts, therefore, do not form part of the effectiveness assessment and are recognized in Net trading income.

The effective portion of gains and losses of these FX derivatives is deferred on the balance sheet as Other assets or Other liabilities to the extent no change is recognized in the carrying amount of the hedged item arising from changes in spot FX rates. Otherwise, the effective portion of gains and losses of these FX derivatives is matched with the corresponding valuation adjustments of the hedged item recorded in the income statement and recorded either as a reduction of Impairment of investments in subsidiaries and other participations or as Extraordinary income.

Revenue and expense transfers with other Group entities

UBS AG pays to and receives amounts from other Group entities in connection with revenue sharing arrangements, primarily related to the Investment Bank. Revenues transferred to and received from Group entities are settled in cash as hard revenue transfers paid or received. When the nature of the underlying transaction between UBS AG and the Group entity contains a single, clearly identifiable service component, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business and other fee and commission income, Fee and commission expense or Net trading income. To the extent the nature of the underlying transaction contains various service components and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

UBS AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to the Chief Digital and Information Office, as well as certain other services from other Group entities.

UBS AG provides services to Group entities, mainly relating to real estate and selected other Group Services functions.

Services received from and provided to Group entities are settled in cash as hard cost transfers paid or received. Hard cost transfers paid are presented within General and administrative expenses and hard cost transfers received are presented within Sundry ordinary income or Income from real estate holdings.

›    Refer to Notes 5 and 7 for more information

UBS AG standalone financial statements (audited)                                                                                                                                                         7

Note 2  Accounting policies (continued)

Post-employment benefit plans

Swiss GAAP permit the use of IFRS or Swiss accounting standards for post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS AG has elected to apply Swiss GAAP (FER 16) for the Swiss pension plan in its standalone financial statements. The requirements of Swiss GAAP (FER 16) are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans under IFRS. Swiss GAAP (FER 16) require that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP (FER16) require an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS AG arises from the pension fund that is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS AG is required to contribute to the reduction of a pension deficit (on an FER 26 basis).

Key differences between Swiss GAAP (FER 16) and IFRS include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP (FER 16). Also, the discount rate used to determine the defined benefit obligation in accordance with IFRS is based on the yield of high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP (FER 16), i.e., the technical interest rate, is determined by the Pension Foundation Board, based on the expected returns of the Board’s investment strategy.

›    Refer to Note 23 for more information

UBS AG has elected to apply IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligation and the plan assets are recognized in the income statement rather than directly in equity. For corresponding disclosures in accordance with IAS 19 requirements, refer to Note 26 to the consolidated financial statements of UBS AG.

›    Refer to the UBS Group AG and UBS AG Annual Report 2022 for more information

Deferred taxes

Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Allowances and provisions for expected credit losses

UBS AG is required to apply expected credit loss (ECL) approaches for credit-impaired and non-credit-impaired financial instruments in its standalone financial statements.

For the substantial majority of non-credit-impaired exposures within the scope of the Swiss GAAP ECL requirements, UBS AG has chosen to apply the IFRS ECL approach that is also applied in its consolidated financial statements. These exposures include all financial assets that are measured at amortized cost under both frameworks, Swiss GAAP and IFRS, fee and lease receivables, claims arising from Group-internal funding presented as Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity, guarantees, irrevocable loan commitments, revolving revocable credit lines and forward starting reverse repurchase and securities borrowing agreements. Further information about the ECL approach under IFRS is provided in Note 1 to the consolidated financial statements of UBS AG.

›    Refer to the UBS Group AG and UBS AG Annual Report 2022 for more information

For the small residual population of exposures within the scope of the Swiss GAAP ECL requirements, which are not subject to ECL under IFRS due to classification differences, alternative approaches are applied.

•           For exposures for which Pillar 1 internal ratings-based models are applied for measurement of credit risk RWA, ECL for such exposures is calculated as the regulatory expected loss (EL), with an add-on to scale up to the residual maturity of exposures maturing beyond the next 12 months. This approach is mainly applied for brokerage receivables presented within Due from customers, which  generally mature within 12 months. For detailed information about regulatory EL, refer to the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2022.

•           For exposures for which the standardized approach is applied for the measurement of credit risk RWA, ECL is determined using a portfolio approach that derives a conservative probability of default (“PD”) and a conservative loss given default (“LGD”) for the entire portfolio. This approach is mainly applied for a small number of loans to large corporate clients presented within Due from customers.

UBS AG standalone financial statements (audited)                                                                                                                                                         8

Note 2  Accounting policies (continued)

UBS applies a single definition of default for credit risk management purposes, regulatory reporting and ECL, with a counterparty classified as defaulted based on quantitative and qualitative criteria.

›    Refer to “Credit policies for distressed assets” in the “Risk management and control” section of the UBS Group AG Annual Report 2022 for more information

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / release.

›    Refer to Note 13 for more information

Dispensations in the standalone financial statements

As UBS AG prepares consolidated financial statements in accordance with IFRS, UBS AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report, the statement of cash flows and various note disclosures, as well as the publication of full interim financial statements. As a Swiss issuer of debt, in order to validly issue debt throughout the year, UBS AG discloses interim mid-year financial information as per the requirements of Art. 1156 of the Swiss Code of Obligations in conjunction with Art. 652a thereof, including an income statement, a balance sheet and a note on the basis of accounting.

b) Changes in accounting policies

There were no significant changes in accounting policies during 2022.

Note 3a  Net trading income by business

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Investment Bank	5,271	3,588	5,016	3,263
of which: Global Markets	5,423	3,632	5,165	3,303
of which: Global Banking	(152)	(44)	(148)	(40)
Other business divisions and Group Functions	525	35	496	38
Total net trading income	5,796	3,623	5,512	3,301

2021 included a loss of USD 861m (CHF 811m) incurred in the first half of 2021 in the Investment Bank on a default by a US-based client of UBS AG’s prime brokerage business.

Note 3b  Net trading income by underlying risk category

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Equity instruments (including funds)	3,528	2,283	3,361	2,069
Foreign exchange instruments	1,404	978	1,341	896
Interest rate and credit instruments (including funds)	763	310	714	290
Other	100	51	97	47
Total net trading income	5,796	3,623	5,512	3,301
of which: net gains / (losses) from financial liabilities designated at fair value [1]	12,687	(4,318)	12,184	(3,929)

1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Net trading income.

UBS AG standalone financial statements (audited)                                                                                                                                                         9

Note 4  Investments in subsidiaries and other participations

The table below provides the carrying amount, the equity interest and the registered office information regarding the investments in subsidiaries and other participations.

	Registered office	Equity interest accumulated in %	Carrying amount in USD m		Carrying amount in CHF m
			31.12.22	31.12.21	31.12.22	31.12.21
UBS Americas Holding LLC	Wilmington, Delaware, USA	100	34,233	33,233	31,642	30,297
UBS Switzerland AG	Zurich, Switzerland	100	7,984	7,983	7,380	7,278
UBS Europe SE	Frankfurt, Germany	100	3,572	3,946	3,301	3,597
UBS Asset Management AG	Zurich, Switzerland	100	1,728	1,726	1,597	1,573
Other			3,511	3,784	3,246	3,449
Total investments in subsidiaries and other participations			51,029	50,671	47,165	46,195

Dividend income from investments in subsidiaries and other participations of USD 6,465m (CHF 6,183m) in 2022 and USD 6,401m (CHF 5,882m) in 2021 was mainly attributable to UBS Americas Holding LLC, UBS Switzerland AG, UBS Asset Management AG and UBS Europe SE.

In 2022 and 2021, UBS AG recognized Impairments of investments in subsidiaries and other participations of USD 1,056m (CHF 1,014m) and USD 1,187m (CHF 1,090m), respectively, mainly due to impairments related to UBS Europe SE (2022: USD 628m (CHF 609m), 2021: USD 1,063m (CHF 973m)), which partly offset the dividends received from this subsidiary.

Note 5  Sundry ordinary income and expenses

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Income from services provided to UBS Group AG or its subsidiaries[1]	1,398	1,312	1,332	1,201
Other	69	30	65	28
Total sundry ordinary income	1,467	1,342	1,397	1,229
Expenses from revenue transfers to UBS Group AG or its subsidiaries	(629)	(289)	(596)	(262)
Net unrealized losses on financial investments[2]	(288)	(38)	(274)	(35)
Other	(20)	(11)	(19)	(10)
Total sundry ordinary expenses	(937)	(338)	(888)	(308)
1 Services provided by UBS AG primarily related to Group Functions. 2 Mainly relates to debt instruments available for sale. Refer to Note 16a for more information.

Note 6  Personnel expenses

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Salaries	1,602	1,710	1,527	1,566
Variable compensation – performance awards	1,141	1,158	1,084	1,060
Variable compensation – other	76	53	72	48
Contractors	35	51	33	47
Social security	205	216	194	198
Post-employment benefit plans	(55)	(74)	(51)	(73)
of which: value adjustments for economic benefits or obligations from non-Swiss pension funds [1]	(167)	(208)	(157)	(195)
Other personnel expenses	106	106	101	97
Total personnel expenses	3,109	3,221	2,960	2,943

1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.

UBS AG standalone financial statements (audited)                                                                                                                                                         10

Note 7  General and administrative expenses

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Real estate	415	461	395	422
Market data services	108	108	103	99
IT expenses	92	90	87	83
Outsourcing costs	77	83	74	76
Marketing and communication	27	29	26	27
Travel and entertainment	41	18	39	16
Fees to audit firms	14	13	13	12
of which: financial and regulatory audits	11	11	10	10
of which: audit-related services	3	2	3	2
of which: tax and other services	0	0	0	0
Other professional fees	96	108	92	99
Other	2,674	2,715	2,546	2,484
of which: shared services costs charged by UBS Group AG or its subsidiaries	2,465	2,524	2,349	2,310
Total general and administrative expenses	3,543	3,625	3,375	3,317

Note 8  Changes in provisions for litigation, regulatory and similar matters, and other provisions

Net expenses for provisions for litigation, regulatory and similar matters, and other provisions were USD 54m (CHF 50m) in 2022, compared with USD 862m (CHF 787m) in 2021, mainly as 2021 included a USD 755m (CHF 688m) increase in litigation provisions for the French cross-border matter.

›    Refer to Note 17 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2022 for more information

Note 9  Extraordinary income and expenses

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Reversal of impairments of and provisions for subsidiaries and other participations[1]	5	161	4	151
Net gains from disposals of properties	80	114	74	104
Gains from disposals of subsidiaries and other participations	116	2	113	2
Other extraordinary income	1	5	0	5
Total extraordinary income	201	282	191	262
Total extraordinary expenses	2	1	2	1
1 Refer to Note 4 for more information.

Net gains from disposals of properties of USD 80m (CHF 74m) in 2022 and of USD 114m (CHF 104m) in 2021 mainly reflected gains on the sale of properties in Basel.

Gains from disposals of subsidiaries and other participations of USD 116m (CHF 113m) in 2022 mainly included a gain from the sale of UBS AG’s wholly owned subsidiary UBS Swiss Financial Advisers AG to Vontobel.

UBS AG standalone financial statements (audited)                                                                                                                                                         11

Note 10  Taxes

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Income tax expense / (benefit)	271	307	258	279
of which: current	250	282	237	256
of which: deferred	21	25	21	23
Capital tax	24	8	23	7
Total tax expense / (benefit)	295	315	281	286

Income tax expense of USD 271m (CHF 258m) was recognized for UBS AG in 2022, compared with USD 307m (CHF 279m) for 2021. The income tax expense for 2022 was reduced by a benefit of USD 204m (CHF 195m) in respect of the utilization of tax losses carried forward, primarily in the US and the UK. The income tax expense for 2022 related to UBS AG’s taxable profits that were primarily earned in other locations.

The income tax expense for 2021 was reduced by a benefit of USD 163m (CHF 149m) in respect of the utilization of tax losses carried forward, primarily in the US. The income tax expense for 2021 related to UBS AG’s taxable profits that were earned in other locations.

For 2022, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 3.6% (2021: 4.5%).

Note 11  Securities financing transactions

	USD bn		CHF bn
	31.12.22	31.12.21	31.12.22	31.12.21

On-balance sheet
Receivables from securities financing transactions, gross	131.3	139.9	121.4	127.6
Netting of securities financing transactions	(73.2)	(83.6)	(67.7)	(76.2)
Receivables from securities financing transactions, net	58.1	56.3	53.7	51.4

Payables from securities financing transactions, gross	96.7	106.6	89.4	97.2
Netting of securities financing transactions	(73.2)	(83.6)	(67.7)	(76.2)
Payables from securities financing transactions, net	23.5	23.0	21.7	21.0

Assets pledged as collateral in connection with securities financing transactions	54.0	58.8	49.9	53.6
of which: trading portfolio assets	50.9	57.0	47.1	52.0
of which: assets that may be sold or repledged by counterparties	39.3	47.3	36.4	43.1
of which: financial investments	3.1	1.8	2.8	1.6
of which: assets that may be sold or repledged by counterparties	2.8	1.8	2.6	1.6

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	312.8	343.5	289.1	313.2
of which: repledged	225.6	248.0	208.5	226.1
of which: sold in connection with short sale transactions	25.1	25.7	23.2	23.4

UBS AG standalone financial statements (audited)                                                                                                                                                         12

Note 12a  Collateral for loans and off-balance sheet transactions

	31.12.22					31.12.21
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
USD m	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	7	64,475	176	41,069[4]	105,726	4	85,928	192	35,901[4]	122,025
Mortgage loans, gross	5,039				5,039	5,496				5,496
of which: residential mortgages	3,205				3,205	4,233				4,233
of which: other mortgages[5]	1,834				1,834	1,263				1,263
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity				27,704	27,704				27,561	27,561
Total on-balance sheet, gross	5,045	64,475	176	68,772	138,469	5,500	85,928	192	63,463	155,083
Allowances	0	(54)	0	(145)	(200)	(4)	(78)	0	(167)	(249)
Total on-balance sheet, net	5,045	64,421	176	68,627	138,269	5,496	85,850	192	63,296	154,834

Off-balance sheet
Contingent liabilities, gross	0	10,437	1,069	8,853	20,359	0	8,190	1,093	9,762	19,046
Irrevocable commitments, gross	237	7,467	129	8,440	16,272	253	8,192	226	8,723	17,394
Forward starting reverse repurchase and securities borrowing transactions		27,343		0	27,343		24,559		0	24,559
Liabilities for calls on shares and other equities				5	5				5	5
Total off-balance sheet	237	45,246	1,198	17,298	63,979	253	40,941	1,320	18,490	61,005

1 Mainly includes cash and securities.    2 Includes guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily consists of amounts due from subsidiaries and other Group entities.    5 Consists of office and business premises, industrial premises and other mortgages.

	31.12.22					31.12.21
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF m	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	6	59,594	163	37,959[4]	97,722	4	78,338	175	32,730[4]	111,247
Mortgage loans, gross	4,657				4,657	5,011				5,011
of which: residential mortgages	2,962				2,962	3,859				3,859
of which: other mortgages[5]	1,695				1,695	1,151				1,151
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity				25,606	25,606				25,127	25,127
Total on-balance sheet, gross	4,663	59,594	163	63,565	127,985	5,014	78,338	175	57,857	141,384
Allowances	0	(50)	0	(135)	(185)	(3)	(71)	0	(152)	(227)
Total on-balance sheet, net	4,663	59,544	163	63,430	127,801	5,011	78,267	175	57,705	141,157

Off-balance sheet
Contingent liabilities, gross	0	9,646	988	8,183	18,818	0	7,467	997	8,900	17,364
Irrevocable commitments, gross	219	6,902	119	7,801	15,041	231	7,468	206	7,953	15,858
Forward starting reverse repurchase and securities borrowing transactions		25,273		0	25,273		22,390		0	22,390
Liabilities for calls on shares and other equities				4	4				4	4
Total off-balance sheet	219	41,821	1,107	15,988	59,135	231	37,325	1,203	16,857	55,616

1 Mainly includes cash and securities.    2 Includes guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily consists of amounts due from subsidiaries and other Group entities.    5 Consists of office and business premises, industrial premises and other mortgages.

UBS AG standalone financial statements (audited)                                                                                                                                                         13

Note 12b  Credit-impaired financial instruments

	31.12.22				31.12.21
USD m	Gross credit- impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net credit- impaired financial instruments	Gross credit- impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net credit- impaired financial instruments
Amounts due from customers	318	105	213	0	395	147	184	63
Mortgage loans	185	0	184	0	118	4	114	0
Other assets	2	2	0	0	1	1	0	0
Guarantees and loan commitments	73	0	40	33	14	0	14	0
Total credit-impaired financial instruments[1]	577	107	437	33	528	153	312	63
1 Credit-impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses, also referred to as stage 3 positions.

	31.12.22				31.12.21
CHF m	Gross credit- impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net credit- impaired financial instruments	Gross credit- impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net credit- impaired financial instruments
Amounts due from customers	294	97	197	0	360	134	168	58
Mortgage loans	171	0	170	0	108	4	104	0
Other assets	2	2	0	0	1	1	0	0
Guarantees and loan commitments	67	0	37	31	13	0	13	0
Total credit-impaired financial instruments[1]	534	99	404	31	481	139	285	58
1 Credit-impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses, also referred to as stage 3 positions.

Note 13  Allowances and provisions

Allowances and provisions of USD 2,237m (CHF 2,068m) as of 31 December 2022 included allowances and provisions for credit losses of USD 286m (CHF 266m). Allowances and provisions of USD 2,395m (CHF 2,184m) as of 31 December 2021 included allowances and provisions for credit losses of USD 336m (CHF 307m).

The 2022 decrease in allowances and provisions for credit losses of USD 49m (CHF 41m) included net credit loss releases of USD 18m (CHF 17m) primarily related to credit-impaired positions, as well as USD 31m (CHF 24m) for write-offs and other movements that did not impact the income statement.

Net credit loss releases in 2022 included a net release of USD 17m (CHF 16m) on credit-impaired positions, including a release for a single airline-related counterparty of USD 28m (CHF 27m) in the Investment Bank, and a net expense of USD 10m (CHF 10m) across a number of defaulted positions.

Note 13a  Allowances for credit losses

USD m	Balance as of 31.12.21	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications / other	Foreign currency translation	Balance as of 31.12.22
Default risk relating to on-balance sheet exposures	259	0	(18)	(22)	0	0	(8)	211
of which: incurred credit losses	153	0	(17)	(22)	0	0	(8)	107
of which: expected credit losses [1]	106	0	(1)	0	0	0	0	104
Total allowances for credit losses	259	0	(18)	(22)	0	0	(8)	211
1 Includes ECL allowances where an approach other than IFRS ECL is applied of USD 0m as of 31 December 2022 (USD 4m as of 31 December 2021). Refer to Note 2 for more information.

CHF m	Balance as of 31.12.21	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications / other	Foreign currency translation	Balance as of 31.12.22
Default risk relating to on-balance sheet exposures	237	0	(17)	(21)	0	0	(4)	196
of which: incurred credit losses	139	0	(16)	(21)	0	0	(4)	99
of which: expected credit losses [1]	98	0	(1)	0	0	0	1	97
Total allowances for credit losses	237	0	(17)	(21)	0	0	(4)	196
1 Includes ECL allowances where an approach other than IFRS ECL is applied of CHF 0m as of 31 December 2022 (CHF 4m as of 31 December 2021). Refer to Note 2 for more information.

UBS AG standalone financial statements (audited)                                                                                                                                                         14

Note 13b  Provisions

USD m	Balance as of 31.12.21	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications	Foreign currency translation / other[2]	Balance as of 31.12.22
Default risk related to off-balance sheet items and credit lines	77	0	0	0	0	0	(1)	76
of which: expected credit losses	77	0	0	0	0	0	(1)	76
Litigation, regulatory and similar matters	1,711	59	(5)	(35)	0	0	(86)	1,643
Restructuring	70	53	(12)	(58)	0	0	(2)	51
Real estate[1]	130	1	(5)	(15)	0	0	(2)	109
Employee benefits	25	7	(4)	0	0	0	(1)	27
Deferred taxes	71	21	0	0	0	0	0	92
Other	52	6	(27)	(2)	0	0	(1)	28
Total provisions	2,136	146	(52)	(111)	0	0	(93)	2,026

1 Includes provisions for onerous contracts of USD 51m as of 31 December 2022 (31 December 2021: USD 67m) and reinstatement cost provisions for leasehold improvements of USD 58m as of 31 December 2022 (31 December 2021: USD 63m).    2 Other mainly includes changes related to unwind of discounting.

CHF m	Balance as of 31.12.21	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications	Foreign currency translation / other[2]	Balance as of 31.12.22
Default risk related to off-balance sheet items and credit lines	70	0	0	0	0	0	0	70
of which: expected credit losses	70	0	0	0	0	0	0	70
Litigation, regulatory and similar matters	1,560	55	(4)	(34)	0	0	(57)	1,518
Restructuring	64	50	(12)	(56)	0	0	0	47
Real estate[1]	119	1	(5)	(14)	0	0	0	101
Employee benefits	23	6	(4)	0	0	0	(1)	25
Deferred taxes	65	20	0	0	0	0	1	85
Other	47	5	(26)	(2)	0	0	1	26
Total provisions	1,947	137	(50)	(106)	0	0	(56)	1,872

1 Includes provisions for onerous contracts of CHF 47m as of 31 December 2022 (31 December 2021: CHF 61m) and reinstatement cost provisions for leasehold improvements of CHF 54m as of 31 December 2022 (31 December 2021: CHF 58m).    2 Other mainly includes changes related to unwind of discounting.

UBS AG standalone financial statements (audited)                                                                                                                                                         15

Note 13c  Development of ECL allowances and provisions

USD m	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2021	(336)	(148)	(35)	(153)
Net movement from new and derecognized transactions[1]	13	4	11	(2)
of which: Large corporate clients	11	2	11	(2)
Remeasurements with stage transfers[2]	(23)	13	(20)	(16)
of which: Large corporate clients	(30)	14	(29)	(15)
Remeasurements without stage transfers[3]	28	(4)	(3)	34
of which: Large corporate clients	24	(5)	(2)	31
Model changes[4]	0	1	(1)	0
Total ECL allowance movements with profit or loss impact	17	14	(13)	17
Movements without profit or loss impact (write-off, FX and other)[5]	31	1	0	30
Balance as of 31 December 2022	(287)	(132)	(47)	(107)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

CHF m	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2021	(307)	(136)	(32)	(139)
Net movement from new and derecognized transactions[1]	12	4	11	(2)
of which: Large corporate clients	10	2	11	(2)
Remeasurements with stage transfers[2]	(21)	13	(19)	(15)
of which: Large corporate clients	(28)	13	(28)	(14)
Remeasurements without stage transfers[3]	27	(4)	(3)	33
of which: Large corporate clients	22	(4)	(2)	29
Model changes[4]	0	0	(1)	0
Total ECL allowance movements with profit or loss impact	17	13	(12)	16
Movements without profit or loss impact (write-off, FX and other)[5]	24	(1)	0	25
Balance as of 31 December 2022	(266)	(123)	(44)	(99)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS AG standalone financial statements (audited)                                                                                                                                                         16

Note 13c  Development of ECL allowances and provisions (continued)

USD m	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2020	(556)	(193)	(65)	(298)
Net movement from new and derecognized transactions[1]	15	6	9	0
of which: Large corporate clients	1	(8)	9	0
Remeasurements with stage transfers[2]	(2)	1	7	(10)
of which: Large corporate clients	(1)	1	7	(8)
Remeasurements without stage transfers[3]	33	14	4	15
of which: Large corporate clients	9	(5)	3	10
Model changes[4]	32	23	9	0
Total ECL allowance movements with profit or loss impact	78	44	29	6
Movements without profit or loss impact (write-off, FX and other)[5]	142	1	0	140
Balance as of 31 December 2021	(336)	(148)	(35)	(153)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

CHF m	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2020	(492)	(172)	(57)	(264)
Net movement from new and derecognized transactions[1]	14	5	8	0
of which: Large corporate clients	0	(8)	8	0
Remeasurements with stage transfers[2]	(2)	1	7	(9)
of which: Large corporate clients	(1)	1	7	(8)
Remeasurements without stage transfers[3]	31	13	3	14
of which: Large corporate clients	8	(4)	3	10
Model changes[4]	29	21	9	0
Total ECL allowance movements with profit or loss impact	72	41	27	5
Movements without profit or loss impact (write-off, FX and other)[5]	113	(6)	(2)	120
Balance as of 31 December 2021	(307)	(136)	(32)	(139)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS AG standalone financial statements (audited)                                                                                                                                                         17

Note 13d   Balance sheet and off-balance sheet positions subject to ECL

The tables below provide ECL exposure and allowance and provision information about financial instruments and certain non-financial instruments that are subject to ECL.

USD m	31.12.22
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	48,344	48,344	0	0	0	0	0	0
Due from banks	31,450	31,450	0	0	(5)	(5)	0	0
Receivables from securities financing transactions	58,141	58,141	0	0	(2)	(2)	0	0
Due from customers[2]	105,552	103,876	1,463	213	(174)	(59)	(9)	(105)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	27,678	27,678	0	0	(26)	(26)	0	0
Mortgage loans	5,039	4,837	17	184	0	0	0	0
Accrued income and prepaid expenses	1,872	1,863	9	0	0	0	0	0
Other assets[3]	939	939	0	0	(3)	(1)	0	(2)
Total on-balance sheet financial assets within the scope of ECL	279,015	277,128	1,490	397	(211)	(94)	(9)	(107)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	20,359	19,260	1,091	8	(3)	(2)	(1)	0
Irrevocable commitments, gross	16,272	14,474	1,734	64	(72)	(35)	(37)	0
Forward starting transactions (securities financing transactions)[4]	2,810	2,810	0	0	0	0	0	0
Credit lines	11,592	11,256	335	0	(1)	0	0	0
Irrevocable committed prolongation of existing loans	147	147	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines within the scope of ECL	51,180	47,947	3,160	73	(76)	(38)	(38)	0
Total allowances and provisions					(287)	(132)	(47)	(107)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes USD 0m ECL allowances where an approach other than “IFRS ECL” is applied. Refer to Note 2 for more information.    3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.    4 Includes forward starting reverse repurchase agreements within the scope of ECL.

CHF m	31.12.22
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	44,684	44,684	0	0	0	0	0	0
Due from banks	29,069	29,069	0	0	(5)	(5)	0	0
Receivables from securities financing transactions	53,739	53,739	0	0	(2)	(2)	0	0
Due from customers[2]	97,561	96,011	1,353	197	(161)	(55)	(9)	(97)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	25,582	25,582	0	0	(24)	(24)	0	0
Mortgage loans	4,657	4,471	16	170	0	0	0	0
Accrued income and prepaid expenses	1,730	1,722	8	0	0	0	0	0
Other assets[3]	867	867	0	0	(3)	(1)	0	(2)
Total on-balance sheet financial assets within the scope of ECL	257,890	256,146	1,377	367	(196)	(88)	(9)	(99)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	18,818	17,802	1,008	8	(3)	(2)	(1)	0
Irrevocable commitments, gross	15,041	13,378	1,603	60	(66)	(32)	(34)	0
Forward starting transactions (securities financing transactions)[4]	2,597	2,597	0	0	0	0	0	0
Credit lines	10,714	10,404	310	0	(1)	(1)	0	0
Irrevocable committed prolongation of existing loans	135	135	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines within the scope of ECL	47,305	44,317	2,921	67	(70)	(35)	(35)	0
Total allowances and provisions					(266)	(123)	(44)	(99)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes CHF 0m ECL allowances where an approach other than “IFRS ECL” is applied. Refer to Note 2 for more information.    3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.    4 Includes forward starting reverse repurchase agreements within the scope of ECL.

UBS AG standalone financial statements (audited)                                                                                                                                                         18

Note 13d   Balance sheet and off-balance sheet positions subject to ECL (continued)

USD m	31.12.21
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	53,760	53,760	0	0	0	0	0	0
Due from banks	33,330	33,330	0	0	(5)	(5)	0	0
Receivables from securities financing transactions	56,336	56,336	0	0	(2)	(2)	0	0
Due from customers[2]	121,812	119,892	1,672	247	(214)	(56)	(10)	(147)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	27,530	27,530	0	0	(32)	(32)	0	0
Mortgage loans	5,492	5,379	0	114	(4)	0	0	(4)
Accrued income and prepaid expenses	1,213	1,212	2	0	0	0	0	0
Other assets[3]	912	912	0	0	(2)	(1)	0	(1)
Total on-balance sheet financial assets within the scope of ECL	300,386	298,351	1,674	361	(259)	(96)	(10)	(153)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	19,046	18,860	176	10	(4)	(3)	(1)	0
Irrevocable commitments, gross	17,394	15,967	1,423	4	(72)	(49)	(24)	0
Forward starting transactions (securities financing transactions)[4]	1,097	1,097	0	0	0	0	0	0
Credit lines	8,388	7,966	422	0	(1)	(1)	(1)	0
Irrevocable committed prolongation of existing loans	736	736	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines within the scope of ECL	46,662	44,627	2,021	14	(77)	(52)	(25)	0
Total allowances and provisions					(336)	(148)	(35)	(153)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes USD 4m ECL allowances where an approach other than “IFRS ECL” is applied. Refer to Note 2 for more information.    3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.    4 Includes forward starting reverse repurchase agreements within the scope of ECL.

CHF m	31.12.21
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	49,012	49,012	0	0	0	0	0	0
Due from banks	30,386	30,386	0	0	(5)	(5)	0	0
Receivables from securities financing transactions	51,360	51,360	0	0	(2)	(2)	0	0
Due from customers[2]	111,052	109,302	1,524	225	(195)	(51)	(9)	(134)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	25,098	25,098	0	0	(29)	(29)	0	0
Mortgage loans	5,007	4,904	0	104	(4)	0	0	(4)
Accrued income and prepaid expenses	1,106	1,105	1	0	0	0	0	0
Other assets[3]	832	832	0	0	(2)	(1)	0	(1)
Total on-balance sheet financial assets within the scope of ECL	273,853	271,998	1,526	329	(237)	(89)	(9)	(139)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	17,364	17,194	160	9	(3)	(2)	(1)	0
Irrevocable commitments, gross	15,858	14,557	1,298	4	(65)	(44)	(21)	0
Forward starting transactions (securities financing transactions)[4]	1,000	1,000	0	0	0	0	0	0
Credit lines	7,647	7,263	384	0	(2)	(1)	(1)	0
Irrevocable committed prolongation of existing loans	671	671	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines within the scope of ECL	42,540	40,685	1,842	13	(70)	(47)	(23)	0
Total allowances and provisions					(307)	(136)	(32)	(139)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes CHF 4m ECL allowances where an approach other than “IFRS ECL” is applied. Refer to Note 2 for more information.    3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.    4 Includes forward starting reverse repurchase agreements within the scope of ECL.

UBS AG standalone financial statements (audited)                                                                                                                                                         19

Note 13e   Financial assets subject to credit risk by rating category

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s internal credit rating system and year-end stage classification.

Financial assets subject to credit risk by rating category
USD m	31.12.22
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	48,227	117	0	0	0	0	48,344	0	48,344
of which: stage 1	48,227	117	0	0	0	0	48,344	0	48,344
Due from banks	867	29,915	640	0	33	0	31,455	(5)	31,450
of which: stage 1	867	29,915	640	0	33	0	31,455	(5)	31,450
Receivables from securities financing transactions	14,930	8,597	7,564	26,332	721	0	58,143	(2)	58,141
of which: stage 1	14,930	8,597	7,564	26,332	721	0	58,143	(2)	58,141
Due from customers	4,619	38,780	8,602	50,987	2,420	318	105,726	(174)	105,552
of which: stage 1	4,619	38,780	8,295	50,433	1,809	0	103,936	(59)	103,876
of which: stage 2	0	0	307	555	611	0	1,473	(9)	1,463
of which: stage 3	0	0	0	0	0	318	318	(105)	213
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	27,704	0	0	0	0	27,704	(26)	27,678
of which: stage 1	0	27,704	0	0	0	0	27,704	(26)	27,678
Mortgage loans	0	1	302	4,063	488	185	5,039	0	5,039
of which: stage 1	0	1	302	4,045	488	0	4,837	0	4,837
of which: stage 2	0	0	0	17	0	0	17	0	17
of which: stage 3	0	0	0	0	0	185	185	0	184
Accrued income and prepaid expenses	130	671	352	687	33	0	1,872	0	1,872
of which: stage 1	130	671	351	681	31	0	1,863	0	1,863
of which: stage 2	0	0	0	6	2	0	9	0	9
Other assets	0	155	4	776	5	2	942	(3)	939
of which: stage 1	0	155	4	776	5	0	940	(1)	939
of which: stage 3	0	0	0	0	0	2	2	(2)	0
Total in scope of ECL assets / ECL amounts by stages	68,772	105,939	17,464	82,845	3,701	504	279,225	(211)	279,015

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
USD m	31.12.22
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off-balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross	7,157	9,102	2,464	1,273	356	8	20,359	(3)
of which: stage 1	7,157	9,072	1,555	1,247	229	0	19,260	(2)
of which: stage 2	0	30	909	25	127	0	1,091	(1)
of which: stage 3	0	0	0	0	0	8	8	0
Irrevocable commitments, gross	1,239	5,068	3,146	1,895	4,860	64	16,272	(72)
of which: stage 1	1,239	4,948	3,030	1,771	3,485	0	14,474	(35)
of which: stage 2	0	120	115	124	1,375	0	1,734	(37)
of which: stage 3	0	0	0	0	0	64	64	0
Forward starting transactions (securities financing transactions)	1,790	2	11	1,007	0	0	2,810	0
of which: stage 1	1,790	2	11	1,007	0	0	2,810	0
Credit lines	0	3,868	687	5,851	1,186	0	11,592	(1)
of which: stage 1	0	3,825	616	5,700	1,115	0	11,256	0
of which: stage 2	0	43	71	150	71	0	335	0
Irrevocable committed prolongation of existing loans	0	147	0	0	0	0	147	0
of which: stage 1	0	147	0	0	0	0	147	0
Total off-balance sheet financial instruments and credit lines	10,186	18,186	6,307	10,026	6,402	73	51,180	(76)

UBS AG standalone financial statements (audited)                                                                                                                                                         20

Note 13e   Financial assets subject to credit risk by rating category (continued)

Financial assets subject to credit risk by rating category
CHF m	31.12.22
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	44,576	108	0	0	0	0	44,684	0	44,684
of which: stage 1	44,576	108	0	0	0	0	44,684	0	44,684
Due from banks	801	27,650	591	0	30	0	29,073	(5)	29,069
of which: stage 1	801	27,650	591	0	30	0	29,073	(5)	29,069
Receivables from securities financing transactions	13,799	7,946	6,991	24,338	667	0	53,741	(2)	53,739
of which: stage 1	13,799	7,946	6,991	24,338	667	0	53,741	(2)	53,739
Due from customers	4,269	35,844	7,950	47,127	2,237	294	97,722	(161)	97,561
of which: stage 1	4,269	35,844	7,667	46,614	1,672	0	96,067	(55)	96,011
of which: stage 2	0	0	283	513	565	0	1,361	(9)	1,353
of which: stage 3	0	0	0	0	0	294	294	(97)	197
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	25,607	0	0	0	0	25,607	(24)	25,582
of which: stage 1	0	25,607	0	0	0	0	25,607	(24)	25,582
Mortgage loans	0	1	279	3,755	451	171	4,657	0	4,657
of which: stage 1	0	1	279	3,739	451	0	4,471	0	4,471
of which: stage 2	0	0	0	16	0	0	16	0	16
of which: stage 3	0	0	0	0	0	171	171	0	170
Accrued income and prepaid expenses	120	620	325	635	31	0	1,730	0	1,730
of which: stage 1	120	620	325	629	29	0	1,722	0	1,722
of which: stage 2	0	0	0	6	2	0	8	0	8
Other assets	0	143	4	717	4	1	870	(3)	867
of which: stage 1	0	143	4	717	4	0	869	(1)	867
of which: stage 3	0	0	0	0	0	1	2	(2)	0
Total in scope of ECL assets / ECL amounts by stages	63,565	97,918	16,141	76,573	3,421	466	258,085	(196)	257,890

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
CHF m	31.12.22
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off-balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross	6,615	8,413	2,277	1,176	329	8	18,818	(3)
of which: stage 1	6,615	8,385	1,438	1,153	211	0	17,802	(2)
of which: stage 2	0	27	840	23	118	0	1,008	(1)
of which: stage 3	0	0	0	0	0	8	8	0
Irrevocable commitments, gross	1,145	4,684	2,907	1,752	4,492	60	15,041	(66)
of which: stage 1	1,145	4,574	2,801	1,637	3,221	0	13,378	(32)
of which: stage 2	0	111	107	115	1,271	0	1,603	(34)
of which: stage 3	0	0	0	0	0	60	60	0
Forward starting transactions (securities financing transactions)	1,655	2	10	931	0	0	2,597	0
of which: stage 1	1,655	2	10	931	0	0	2,597	0
Credit lines	0	3,575	635	5,408	1,096	0	10,714	(1)
of which: stage 1	0	3,536	569	5,269	1,030	0	10,404	(1)
of which: stage 2	0	40	66	139	66	0	310	0
Irrevocable committed prolongation of existing loans	0	135	0	0	0	0	135	0
of which: stage 1	0	135	0	0	0	0	135	0
Total off-balance sheet financial instruments and credit lines	9,415	16,810	5,829	9,267	5,917	67	47,305	(70)

›    Refer to Note 9 and Note 19 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2022 for more information about ECL in accordance with IFRS

UBS AG standalone financial statements (audited)                                                                                                                                                         21

Note 13e   Financial assets subject to credit risk by rating category (continued)

Financial assets subject to credit risk by rating category
USD m	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	53,680	80	0	0	0	0	53,760	0	53,760
of which: stage 1	53,680	80	0	0	0	0	53,760	0	53,760
Due from banks	466	32,410	454	0	4	0	33,335	(5)	33,330
of which: stage 1	466	32,410	454	0	4	0	33,335	(5)	33,330
Receivables from securities financing transactions	13,983	8,793	8,256	23,871	1,435	0	56,338	(2)	56,336
of which: stage 1	13,983	8,793	8,256	23,871	1,435	0	56,338	(2)	56,336
Due from customers	3,116	34,793	14,591	66,766	2,365	395	122,025	(214)	121,812
of which: stage 1	3,116	34,790	14,236	66,007	1,800	0	119,948	(56)	119,892
of which: stage 2	0	3	355	759	566	0	1,682	(10)	1,672
of which: stage 3	0	0	0	0	0	395	395	(147)	247
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	27,561	0	0	0	0	27,561	(32)	27,530
of which: stage 1	0	27,561	0	0	0	0	27,561	(32)	27,530
Mortgage loans	0	2	457	4,919	1	118	5,496	(4)	5,492
of which: stage 1	0	1	457	4,919	1	0	5,379	0	5,379
of which: stage 3	0	0	0	0	0	118	118	(4)	114
Accrued income and prepaid expenses	47	225	327	582	33	0	1,213	0	1,213
of which: stage 1	47	225	327	581	32	0	1,212	0	1,212
of which: stage 2	0	0	0	1	1	0	2	0	2
Other assets	0	100	2	810	3	1	915	(2)	912
of which: stage 1	0	100	2	810	3	0	914	(1)	912
of which: stage 3	0	0	0	0	0	1	1	(1)	0
Total in scope of ECL assets / ECL amounts by stages	71,293	103,963	24,086	96,948	3,841	514	300,644	(259)	300,386

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
USD m	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off- balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross	4,385	10,960	1,782	1,498	411	10	19,046	(4)
of which: stage 1	4,385	10,937	1,729	1,495	315	0	18,860	(3)
of which: stage 2	0	24	52	3	97	0	176	(1)
of which: stage 3	0	0	0	0	0	10	10	0
Irrevocable commitments, gross	1,778	5,058	3,316	2,082	5,156	4	17,394	(72)
of which: stage 1	1,778	4,792	3,107	1,758	4,532	0	15,967	(49)
of which: stage 2	0	266	209	324	624	0	1,423	(24)
of which: stage 3	0	0	0	0	0	4	4	0
Forward starting transactions (securities financing transactions)	0	0	0	1,097	0	0	1,097	0
of which: stage 1	0	0	0	1,097	0	0	1,097	0
Credit lines	6	3,314	135	3,771	1,161	0	8,388	(1)
of which: stage 1	6	3,266	8	3,567	1,119	0	7,966	(1)
of which: stage 2	0	48	127	204	42	0	422	(1)
Irrevocable committed prolongation of existing loans	0	736	0	0	0	0	736	0
of which: stage 1	0	736	0	0	0	0	736	0
Total off-balance sheet financial instruments and credit lines	6,168	20,069	5,233	8,448	6,729	14	46,662	(77)

UBS AG standalone financial statements (audited)                                                                                                                                                         22

Note 13e   Financial assets subject to credit risk by rating category (continued)

Financial assets subject to credit risk by rating category
CHF m	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	48,939	73	0	0	0	0	49,012	0	49,012
of which: stage 1	48,939	73	0	0	0	0	49,012	0	49,012
Due from banks	425	29,548	414	0	4	0	30,391	(5)	30,386
of which: stage 1	425	29,548	414	0	4	0	30,391	(5)	30,386
Receivables from securities financing transactions	12,748	8,016	7,527	21,763	1,308	0	51,362	(2)	51,360
of which: stage 1	12,748	8,016	7,527	21,763	1,308	0	51,362	(2)	51,360
Due from customers	2,841	31,719	13,302	60,868	2,156	360	111,247	(195)	111,052
of which: stage 1	2,841	31,717	12,978	60,176	1,641	0	109,353	(51)	109,302
of which: stage 2	0	2	324	692	516	0	1,533	(9)	1,524
of which: stage 3	0	0	0	0	0	360	360	(134)	225
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	25,127	0	0	0	0	25,127	(29)	25,098
of which: stage 1	0	25,127	0	0	0	0	25,127	(29)	25,098
Mortgage loans	0	1	416	4,485	1	108	5,011	(4)	5,007
of which: stage 1	0	1	416	4,485	1	0	4,903	0	4,904
of which: stage 3	0	0	0	0	0	108	108	(4)	104
Accrued income and prepaid expenses	43	205	298	531	30	0	1,106	0	1,106
of which: stage 1	43	205	298	530	29	0	1,105	0	1,105
of which: stage 2	0	0	0	1	1	0	1	0	1
Other assets	0	91	1	738	3	1	834	(2)	832
of which: stage 1	0	91	1	738	3	0	834	(1)	832
of which: stage 3	0	0	0	0	0	1	1	(1)	0
Total in scope of ECL assets / ECL amounts by stages	64,996	94,781	21,958	88,384	3,501	468	274,089	(237)	273,853

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
CHF m	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off- balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross	3,997	9,992	1,624	1,366	375	9	17,364	(3)
of which: stage 1	3,997	9,971	1,577	1,363	287	0	17,194	(2)
of which: stage 2	0	22	47	3	88	0	160	(1)
of which: stage 3	0	0	0	0	0	9	9	0
Irrevocable commitments, gross	1,621	4,612	3,023	1,898	4,701	4	15,858	(65)
of which: stage 1	1,621	4,369	2,833	1,602	4,132	0	14,557	(44)
of which: stage 2	0	243	191	295	569	0	1,298	(21)
of which: stage 3	0	0	0	0	0	4	4	0
Forward starting transactions (securities financing transactions)	0	0	0	1,000	0	0	1,000	0
of which: stage 1	0	0	0	1,000	0	0	1,000	0
Credit lines	5	3,021	123	3,438	1,059	0	7,647	(2)
of which: stage 1	5	2,978	7	3,252	1,020	0	7,263	(1)
of which: stage 2	0	44	116	186	39	0	384	(1)
Irrevocable committed prolongation of existing loans	0	671	0	0	0	0	671	0
of which: stage 1	0	671	0	0	0	0	671	0
Total off-balance sheet financial instruments and credit lines	5,623	18,296	4,771	7,702	6,135	13	42,540	(70)

UBS AG standalone financial statements (audited)                                                                                                                                                         23

Note 14  Trading portfolio and other financial instruments measured at fair value

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21

Assets
Trading portfolio assets	98,566	119,795	91,104	109,213
of which: debt instruments[1]	12,088	18,045	11,173	16,451
of which: listed	9,618	12,750	8,890	11,624
of which: equity instruments	83,720	98,424	77,382	89,730
of which: precious metals and other physical commodities	2,757	3,326	2,549	3,032
Total assets measured at fair value	98,566	119,795	91,104	109,213
of which: fair value derived using a valuation model	9,635	15,028	8,906	13,700
of which: securities eligible for repurchase transactions in accordance with liquidity regulations [2]	5,635	7,042	5,208	6,420

Liabilities
Trading portfolio liabilities	25,058	25,711	23,160	23,440
of which: debt instruments[1]	8,234	7,549	7,610	6,882
of which: listed	7,738	7,293	7,153	6,649
of which: equity instruments	16,824	18,162	15,550	16,557
Financial liabilities designated at fair value[3]	70,603	73,081	65,258	66,625
Total liabilities measured at fair value	95,661	98,791	88,418	90,065
of which: fair value derived using a valuation model	75,024	78,092	69,344	71,194

1 Includes money market paper.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.    3 Refer to Note 20 for more information.

UBS AG standalone financial statements (audited)                                                                                                                                                         24

Note 15  Derivative instruments1

	31.12.22			31.12.21
USD bn	Derivative financial assets	Derivative financial liabilities	Total notional values[2]	Derivative financial assets	Derivative financial liabilities	Total notional values
Interest rate contracts
Forwards[3]	0.3	0.2	821	0.1	0.3	476
Swaps	28.8	22.9	10,336	27.7	20.5	8,266
of which: designated in hedge accounting relationships	0.0	0.0	112	0.0	0.0	115
Futures	0.0	0.0	603	0.0	0.0	524
Over-the-counter (OTC) options	14.2	17.5	1,393	6.6	9.2	1,100
Exchange-traded options	0.2	0.2	136	0.1	0.1	196
Total	43.6	40.8	13,289[4]	34.6	30.1	10,562
Foreign exchange contracts
Forwards	26.5	28.6	1,765	23.8	23.8	2,053
of which: designated in hedge accounting relationships	0.0	0.0	0	0.0	0.0	0
Swaps	50.2	51.0	3,351	24.7	25.1	3,246
of which: designated in hedge accounting relationships	0.8	0.5	33	0.1	0.4	40
Futures	0.0	0.0	2	0.0	0.0	1
Over-the-counter (OTC) options	9.3	9.3	1,074	5.2	5.3	823
Exchange-traded options	0.1	0.2	10	0.0	0.1	10
Total	86.1	89.1	6,201	53.8	54.3	6,134
Equity contracts
Forwards	0.2	0.3	33	0.3	0.3	27
Swaps	5.7	6.9	223	5.0	9.7	279
Futures	0.0	0.0	50	0.0	0.0	67
Over-the-counter (OTC) options	2.8	4.6	144	4.8	6.5	170
Exchange-traded options	8.7	9.6	525	12.1	12.5	636
Total	17.4	21.4	975	22.3	29.1	1,178
Credit derivative contracts
Credit default swaps	0.9	1.0	76	1.2	1.4	88
Total return swaps	0.1	0.2	1	0.1	0.2	3
Other	0.0	0.0	2	0.0	0.0	5
Total	1.0	1.2	79	1.3	1.6	95
Commodity, precious metals and other contracts
Forwards[5]	0.1	0.1	64	0.1	0.1	51
Swaps	0.5	0.7	39	0.5	0.8	45
Futures	0.0	0.0	16	0.0	0.0	14
Over-the-counter (OTC) options	0.4	0.3	29	0.4	0.2	24
Exchange-traded options	0.3	0.3	6	0.6	0.4	2
Total	1.3	1.4	154	1.5	1.5	138
Total before netting	149.5	153.8	20,698	113.4	116.6	18,107
of which: trading derivatives	148.6	153.3		113.3	116.2
of which: fair value derived using a valuation model	147.8	152.4		112.7	115.6
of which: derivatives designated in hedge accounting relationships	0.8	0.5		0.1	0.4
of which: fair value derived using a valuation model	0.8	0.5		0.1	0.4
Netting with cash collateral payables / receivables	(20.9)	(22.5)		(13.9)	(14.8)
Replacement value netting	(113.8)	(113.8)		(87.6)	(87.6)
Total after netting	14.7	17.4		11.9	14.1
of which: with central clearing counterparties	0.9	0.2		0.5	0.4
of which: with bank and broker-dealer counterparties	4.3	2.8		4.0	3.0
of which: other client counterparties	9.6	14.5		7.5	10.7

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Total notional values include USD 11trn (31 December 2021: USD 9trn) relating to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives net of the corresponding cash margin was not material for any of the periods presented.    3 Includes forward rate agreements.    4 Notional amounts related to interest rate contracts increased by USD 2.7trn compared with 31 December 2021, mainly reflecting higher business volumes driven by elevated interest rate volatility and inflation, partly offset by compression activity.    5 Includes derivative loan commitments with notional values of USD 5bn as of 31 December 2022 (31 December 2021: USD 9bn) and negative replacement values of USD 43m (31 December 2021: USD 33m).

UBS AG standalone financial statements (audited)                                                                                                                                                         25

Note 15  Derivative instruments (continued)1

	31.12.22			31.12.21
CHF bn	Derivative financial assets	Derivative financial liabilities	Total notional values[2]	Derivative financial assets	Derivative financial liabilities	Total notional values
Interest rate contracts
Forwards[3]	0.3	0.1	759	0.1	0.2	434
Swaps	26.7	21.1	9,553	25.3	18.7	7,536
of which: designated in hedge accounting relationships	0.0	0.0	104	0.0	0.0	105
Futures	0.0	0.0	558	0.0	0.0	477
Over-the-counter (OTC) options	13.1	16.2	1,288	6.1	8.4	1,003
Exchange-traded options	0.2	0.2	126	0.1	0.1	179
Total	40.3	37.7	12,283[4]	31.5	27.4	9,629
Foreign exchange contracts
Forwards	24.5	26.5	1,631	21.7	21.7	1,872
of which: designated in hedge accounting relationships	0.0	0.0	0	0.0	0.0	0
Swaps	46.4	47.1	3,097	22.5	22.9	2,960
of which: designated in hedge accounting relationships	0.8	0.5	31	0.1	0.3	36
Futures	0.0	0.0	2	0.0	0.0	1
Over-the-counter (OTC) options	8.6	8.6	993	4.7	4.8	750
Exchange-traded options	0.1	0.2	9	0.0	0.1	9
Total	79.6	82.3	5,732	49.0	49.5	5,592
Equity contracts
Forwards	0.2	0.3	31	0.3	0.3	25
Swaps	5.2	6.3	206	4.6	8.9	254
Futures	0.0	0.0	46	0.0	0.0	61
Over-the-counter (OTC) options	2.6	4.2	133	4.4	6.0	155
Exchange-traded options	8.1	8.9	486	11.0	11.4	580
Total	16.1	19.8	901	20.3	26.5	1,074
Credit derivative contracts
Credit default swaps	0.8	0.9	70	1.1	1.3	80
Total return swaps	0.1	0.2	1	0.1	0.2	3
Other	0.0	0.0	2	0.0	0.0	4
Total	1.0	1.1	73	1.2	1.4	87
Commodity, precious metals and other contracts
Forwards[5]	0.1	0.1	59	0.1	0.1	47
Swaps	0.5	0.6	36	0.4	0.7	41
Futures	0.0	0.0	15	0.0	0.0	13
Over-the-counter (OTC) options	0.4	0.3	27	0.4	0.2	22
Exchange-traded options	0.3	0.3	5	0.5	0.4	2
Total	1.2	1.3	142	1.4	1.4	125
Total before netting	138.1	142.1	19,131	103.4	106.3	16,508
of which: trading derivatives	137.4	141.7		103.3	106.0
of which: fair value derived using a valuation model	136.6	140.8		102.8	105.4
of which: derivatives designated in hedge accounting relationships	0.8	0.5		0.1	0.3
of which: fair value derived using a valuation model	0.8	0.5		0.1	0.3
Netting with cash collateral payables / receivables	(19.3)	(20.8)		(12.7)	(13.5)
Replacement value netting	(105.2)	(105.2)		(79.9)	(79.9)
Total after netting	13.6	16.1		10.9	12.9
of which: with central clearing counterparties	0.8	0.2		0.5	0.4
of which: with bank and broker-dealer counterparties	4.0	2.6		3.6	2.7
of which: other client counterparties	8.8	13.4		6.8	9.8

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Total notional values include CHF 10trn (31 December 2021: CHF 8trn) relating to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives net of the corresponding cash margin was not material for any of the periods presented.    3 Includes forward rate agreements.    4 Notional amounts related to interest rate contracts increased by CHF 2.7trn compared with 31 December 2021, mainly reflecting higher business volumes driven by elevated interest rate volatility and inflation, partly offset by compression activity.    5 Includes derivative loan commitments with notional values of CHF 4bn as of 31 December 2022 (31 December 2021: CHF 8bn) and negative replacement values of CHF 40m (31 December 2021: CHF 30m).

UBS AG standalone financial statements (audited)                                                                                                                                                         26

Note 16a  Financial investments by instrument type

	31.12.22		31.12.21
USD m	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	43,725	43,496	19,423	19,801
of which: held to maturity	21,657	21,202	6,968	7,039
of which: available for sale	22,068	22,293	12,455	12,762
Equity instruments	20	22	58	67
of which: qualified participations [1]	4	4	25	31
Other	1	1	1	1
Total financial investments	43,746	43,518	19,482	19,870
of which: securities eligible for repurchase transactions in accordance with liquidity regulations [2]	38,452	38,020	16,253	16,332

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

	31.12.22		31.12.21
CHF m	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	40,414	40,203	17,707	18,052
of which: held to maturity	20,018	19,597	6,353	6,417
of which: available for sale	20,397	20,606	11,354	11,635
Equity instruments	18	20	53	61
of which: qualified participations [1]	4	4	23	28
Other	1	1	1	1
Total financial investments	40,434	40,224	17,761	18,115
of which: securities eligible for repurchase transactions in accordance with liquidity regulations [2]	35,541	35,142	14,817	14,890

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 16b  Financial investments by counterparty rating – debt instruments

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Internal UBS rating[1]
0–1	36,214	14,047	33,472	12,806
2–3	7,193	5,365	6,649	4,891
4–5	237	0	219	0
6–8	0	0	0	0
9–13	0	0	0	0
Non-rated	81	11	75	10
Total financial investments	43,725	19,423	40,414	17,707
1 Refer to Note 19 for more information.

Note 17a  Other assets

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Deferral position for hedging instruments	9,029	0	8,346	0
Deposits and collateral provided in connection with litigation, regulatory and similar matters[1]	2,197	1,515	2,030	1,381
Fee- and commission-related receivables	121	240	112	218
Net assets for defined benefit plans	322	232	298	211
VAT, withholding tax and other tax receivables	1,038	157	959	143
Other	809	784	746	714
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	519	477	480	436
Total other assets[2]	13,516	2,927	12,491	2,667

1 Refer to item 1 in Note 17b to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2022 for more information.    2 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets totaling USD 939m (CHF 867m) as of 31 December 2022 (USD 912m (CHF 832m) as of 31 December 2021), which are within the scope of expected credit loss accounting. Refer to Note 13d for more information.

UBS AG standalone financial statements (audited)                                                                                                                                                         27

Note 17b  Other liabilities

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Deferral position for hedging instruments	0	630	0	575
Settlement and clearing accounts	102	105	95	96
Net defined benefit liabilities	65	83	60	75
VAT, withholding tax and other tax payables[1]	70	79	65	72
Other	1,345	1,408	1,243	1,283
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	814	960	753	876
Total other liabilities	1,582	2,305	1,462	2,100
1 Excludes capital tax payables.

Note 18  Pledged assets

The table below provides information about pledged assets, other than assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2022: USD 5.2bn (CHF 4.8bn), 31 December 2021: USD 4.4bn (CHF 4.0bn)) and those pledged in connection with securities financing transactions (refer to Note 11 for more information).

	31.12.22	31.12.21
USD m	Carrying amount of pledged assets	Carrying amount of pledged assets
Securities[1]	4,733	4,609
Property[2]	2,052	2,392
Total pledged assets	6,785	7,002

1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability.    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG, the carrying amount of which was USD 2,651m as of 31 December 2022 (USD 2,879m as of 31 December 2021).

	31.12.22	31.12.21
CHF m	Carrying amount of pledged assets	Carrying amount of pledged assets
Securities[1]	4,374	4,202
Property[2]	1,897	2,181
Total pledged assets	6,271	6,383

1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability.    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG, the carrying amount of which was CHF 2,450m as of 31 December 2022 (CHF 2,625m as of 31 December 2021).

UBS AG standalone financial statements (audited)                                                                                                                                                         28

Note 19  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating, after netting of assets and liabilities as recognized on the balance sheet, but before other risk mitigants. The credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment are located. Assets for which Switzerland is the ultimate country of risk are provided separately at the bottom of the table in order to provide a reconciliation to total balance sheet assets.

›    Refer to the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2022 for more information

						31.12.22		31.12.21
Classification	Internal UBS rating[1]	Description	Moody’s Investors Service	S&P	Fitch	USD m	%	USD m	%
Low risk	0 and 1	Investment grade	Aaa	AAA	AAA	230,979	46	235,039	46
	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	96,069	19	115,906	23
Medium risk	3		A1 to A3	A+ to A–	A+ to A–	71,856	14	71,763	14
	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	8,013	2	11,065	2
	5		Baa3	BBB–	BBB–	6,156	1	6,297	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	287	0	1,146	0
	7		Ba2	BB	BB	566	0	599	0
	8		Ba3	BB–	BB–	1,958	0	2,363	0
	9		B1	B+	B+	868	0	1,015	0
Very high risk	10		B2	B	B	524	0	914	0
	11		B3	B–	B–	20	0	126	0
	12		Caa1 to Caa2	CCC+ to CCC	CCC+ to CCC	203	0	254	0
	13		Caa3 to C	CCC– to C	CCC– to C	140	0	41	0
Distressed	Default	Defaulted		D	D	9	0	34	0
Subtotal						417,648	83	446,561	88
Switzerland						87,119	17	63,288	12
Total assets						504,767	100	509,851	100
1 Internal ratings are mapped to the external ratings in line with the table published in the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2022.

						31.12.22		31.12.21
Classification	Internal UBS rating[1]	Description	Moody’s Investors Service	S&P	Fitch	CHF m	%	CHF m	%
Low risk	0 and 1	Investment grade	Aaa	AAA	AAA	213,488	46	214,277	46
	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	88,797	19	105,668	23
Medium risk	3		A1 to A3	A+ to A–	A+ to A–	66,416	14	65,424	14
	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	7,407	2	10,087	2
	5		Baa3	BBB–	BBB–	5,690	1	5,741	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	265	0	1,044	0
	7		Ba2	BB	BB	523	0	546	0
	8		Ba3	BB–	BB–	1,810	0	2,154	0
	9		B1	B+	B+	802	0	925	0
Very high risk	10		B2	B	B	485	0	834	0
	11		B3	B–	B–	19	0	115	0
	12		Caa1 to Caa2	CCC+ to CCC	CCC+ to CCC	187	0	232	0
	13		Caa3 to C	CCC– to C	CCC– to C	129	0	37	0
Distressed	Default	Defaulted		D	D	8	0	31	0
Subtotal						386,026	83	407,115	88
Switzerland						80,524	17	57,698	12
Total assets						466,550	100	464,814	100
1 Internal ratings are mapped to the external ratings in line with the table published in the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2022.

UBS AG standalone financial statements (audited)                                                                                                                                                         29

Note 20  Structured debt instruments

The table below provides a breakdown of financial liabilities designated at fair value that are considered structured debt instruments.

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Fixed-rate bonds with structured features	2,293	1,819	2,120	1,658
Structured debt instruments issued:
Equity-linked	41,926	46,834	38,752	42,698
Rates-linked	15,925	16,152	14,719	14,725
Credit-linked	2,281	1,506	2,108	1,373
Commodity-linked[1]	4,304	2,913	3,978	2,655
FX-linked	578	412	535	375
Funding received from UBS Group AG designated at fair value[2]	1,959	2,137	1,811	1,948
Structured over-the-counter (OTC) debt instruments	1,336	1,308	1,235	1,193
Total financial liabilities designated at fair value	70,603	73,081	65,258	66,625
1 Includes precious metals-linked debt instruments issued. 2 Refer to Note 21 for more information.

In addition to Financial liabilities designated at fair value, certain structured debt instruments were reported within the balance sheet lines Due to banks, Due to customers and Bonds issued. These instruments were bifurcated for measurement purposes. As of 31 December 2022, the total carrying amount of the host instruments was USD 5,379m (CHF 4,972m) (31 December 2021: USD 7,613m (CHF 6,941m)) and the total carrying amount of the bifurcated embedded derivatives was positive USD 59m (CHF 54m) (31 December 2021: positive USD 57m (CHF 52m)).

Note 21  Funding eligible as total loss-absorbing capacity at the UBS AG level

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Funding eligible as total loss-absorbing capacity at the UBS AG level included in:
Funding received from UBS Group AG measured at amortized cost	59,202	52,826	54,720	48,159
Funding received from UBS Group AG designated at fair value	1,959	2,137	1,811	1,948
Bonds issued	3,041	3,049	2,811	2,780
Total funding eligible as total loss-absorbing capacity at the UBS AG level[1]	64,202	58,011	59,342	52,887

1 Represents the Swiss GAAP carrying amount of instruments qualifying as total loss-absorbing capital. In accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRB), total funding eligible as total loss-absorbing capacity at the UBS AG level was USD 58,823m (CHF 54,370m) as of 31 December 2022 (31 December 2021: USD 58,089m (CHF 52,958m)). Refer to the “UBS AG standalone regulatory information” section of this report for more information about Swiss SRB going and gone concern capital.

UBS AG standalone financial statements (audited)                                                                                                                                                         30

Note 22a  Share capital

UBS AG shares

As of 31 December 2022, UBS AG’s share capital of CHF 386m (unchanged from 31 December 2021)  consisted of fully paid-up registered issued shares with a nominal value each of CHF 0.10, which each entitle the holder to one vote at the meeting of the shareholders of UBS AG, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS AG’s shares are not subject to any restrictions or limitations on their transferability.

As of 31 December 2022, shares issued by UBS AG totaled 3,858,408,466 shares (unchanged from 31 December 2021). The shares were all dividend bearing and held by UBS Group AG.

Additionally, as of 31 December 2022, 380,000,000 registered shares with a nominal value of CHF 0.10 each were available to be issued out of conditional capital (unchanged from 31 December 2021) through the voluntary or mandatory exercise of conversion rights and / or warrants granted in connection with the issuance of bonds or similar financial instruments on national or international capital markets.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS AG, amounting to USD 197m (CHF 193m) as of 31 December 2022 (unchanged from 31 December 2021).

Share capital – planned conversion of nominal currency in 2023

Following revisions to Swiss corporate law that are effective from 1 January 2023, the BoD will propose at the 2023 AGM that the shareholder approves the conversion of the share capital currency of UBS AG from the Swiss franc to the US dollar. As a result, the capital contribution reserve of UBS AG would also be converted to US dollars. This would align the share capital currency with the financial statement presentation currency of UBS AG. If the change is approved, the share capital of UBS AG will be slightly reduced, to a nominal value per share of USD 0.10 (from CHF 0.10 currently), with the amount of the reduction allocated to the capital contribution reserve. If approved, the conversion will be implemented with retroactive effect as of 1 January 2023 for accounting purposes based on the closing exchange rate from 30 December 2022. Total equity reported for UBS AG will not change.

Note 22b  Significant shareholders

The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS AG included in the table below are the direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2022 or as of 31 December 2021. The shares and share capital of UBS AG held by indirect shareholders, as shown in the table below, represent their relative holding of UBS Group AG shares. They do not have voting rights in UBS AG.

›    Refer to Note 24 to the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2022 for more information about significant shareholders of UBS Group AG

	31.12.22		31.12.21
USD m, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	393	100	393	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	34	9	35	9
DTC (Cede & Co.), New York[1]	28	7	23	6
Nortrust Nominees Ltd., London	17	4	19	5
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

	31.12.22		31.12.21
CHF m, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	386	100	386	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	33	9	34	9
DTC (Cede & Co.), New York[1]	27	7	22	6
Nortrust Nominees Ltd., London	17	4	19	5
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS AG standalone financial statements (audited)                                                                                                                                                         31

Note 23  Swiss pension plan and non-Swiss defined benefit plans

a) Assets related to non-Swiss defined benefit plans	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Net assets for non-Swiss defined benefit plans[1]	322	232	298	211
Total assets for non-Swiss defined benefit plans	322	232	298	211

1 As of 31 December 2022, USD 321m (CHF 297m) related to the UK defined benefit pension plan and USD 1m (CHF 1m) related to the US defined benefit pension plan. As of 31 December 2021, USD 192m (CHF 175m) related to the UK defined benefit pension plan and USD 39m (CHF 36m) related to the US defined benefit pension plan.

b) Liabilities related to Swiss pension plan and non-Swiss defined benefit plans	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Provision for Swiss pension plan	0	0	0	0
Net defined benefit liabilities for non-Swiss defined benefit plans[1]	65	83	60	75
Total provision for Swiss pension plan and net defined benefit liabilities for non-Swiss defined benefit plans	65	83	60	75
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	24	15	22	14
UBS derivative financial instruments held by Swiss pension fund	7	10	6	9
Total liabilities related to Swiss pension plan and non-Swiss defined benefit plans	95	108	88	98

1 As of 31 December 2022, USD 37m (CHF 34m) related to the US plans and USD 14m (CHF 13m) related to the UK plan. As of 31 December 2021, USD 44m (CHF 40m) related to the US plans and USD 22m (CHF 20m) related to the UK plan.

c) Swiss pension plan
	USD m		CHF m
	As of or for the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Pension plan surplus[1]	297	588	275	536
Economic benefit / (obligation) of UBS AG	0	0	0	0
Change in economic benefit / (obligation) recognized in the income statement	0	0	0	0
Employer contributions in the period recognized in the income statement	41	52	39	47
Performance awards-related employer contributions accrued	4	5	4	5
Total pension expense recognized in the income statement within Personnel expenses	45	58	42	52

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS AG in accordance with FER 16 both as of 31 December 2022 and 31 December 2021.

UBS AG has elected to apply FER 16 for its Swiss pension plan and IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligations for non-Swiss defined benefit plans are recognized in the income statement rather than directly in equity.

In 2022, a credit of USD 55m (CHF 51m) was recognized in the income statement, driven by a net gain related to the UK defined benefit plan that reflected an increase in the applicable discount rate, partly offset by a loss due to a negative return on plan assets and an increase in the applicable inflation rate. This net gain was partly offset by expenses related to the Swiss plan and other non-Swiss defined benefit plans.

›    Refer to Note 2 for more information

›    Refer to Note 26 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2022 for more information about non-Swiss defined benefit plans in accordance with IFRS

The Swiss pension plan had no employer contribution reserve as of both 31 December 2022 and 31 December 2021.

UBS AG standalone financial statements (audited)                                                                                                                                                         32

Note 24  Related parties

Transactions with related parties are conducted at internally agreed transfer prices or at arm’s-length terms and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Loans, fixed advances and mortgages granted to non-independent members of the governing bodies in the ordinary course of business are also on substantially the same terms and conditions that are available to other employees, including interest rates and collateral. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.22		31.12.21
USD m	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	2,609	65,310	725	62,245
of which: due from / to customers	2,526	1,061	672	2,030
of which: funding received from UBS Group AG measured at amortized cost		61,202		57,078
of which: funding received from UBS Group AG designated at fair value		1,959		2,137
Subsidiaries	100,990	51,093	93,934	49,574
of which: due from / to banks	26,500	39,168	28,062	31,602
of which: due from / to customers	32,075	2,801	26,596	2,279
of which: receivables / payables from securities financing transactions	13,003	7,775	9,346	13,880
of which: funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	27,678		27,530
Affiliated entities[2]	332	420	345	336
of which: due from / to customers	219	208	316	130
Members of governing bodies[3]	33		34
External auditors		4		4
Other related parties[4]	6	2	1	2

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS AG.    4 Includes amounts due to / from other participations.

	31.12.22		31.12.21
CHF m	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	2,412	60,366	661	56,747
of which: due from / to customers	2,335	981	613	1,851
of which: funding received from UBS Group AG measured at amortized cost		56,568		52,036
of which: funding received from UBS Group AG designated at fair value		1,811		1,948
Subsidiaries	93,344	47,225	85,636	45,195
of which: due from / to banks	24,494	36,202	25,583	28,810
of which: due from / to customers	29,647	2,589	24,246	2,078
of which: receivables / payables from securities financing transactions	12,018	7,187	8,521	12,654
of which: funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	25,582		25,098
Affiliated entities[2]	307	388	314	306
of which: due from / to customers	202	193	288	118
Members of governing bodies[3]	31		31
External auditors		4		3
Other related parties[4]	5	2	1	2

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS AG.    4 Includes amounts due to / from other participations.

As of 31 December 2022, off-balance sheet positions related to subsidiaries amounted to USD 8.0bn (CHF 7.4bn) (31 December 2021: USD 9.2bn (CHF 8.4bn)), of which USD 6.2bn (CHF 5.7bn) was guarantees to third parties (31 December 2021: USD 7.8bn (CHF 7.1bn)) and USD 0.5bn (CHF 0.5bn) was loan commitments (31 December 2021: USD 0.8bn (CHF 0.7bn)).

UBS AG standalone financial statements (audited)                                                                                                                                                         33

Note 25  Fiduciary transactions

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Fiduciary deposits	84	63	78	57
of which: placed with third-party banks	84	63	78	57
of which: placed with subsidiaries and affiliated entities	0	0	0	0
Total fiduciary transactions	84	63	78	57

Fiduciary transactions encompass transactions entered into by UBS AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS AG’s balance sheet and income statement but are disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS AG may be recognized on UBS AG’s balance sheet in situations in which the deposit is subsequently placed within UBS AG. In such cases, these deposits are not reported in the table above.

Note 26a  Invested assets and net new money

	USD bn		CHF bn
	As of or for the year ended		As of or for the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Discretionary assets	53	67	48	61
Other invested assets	415	493	384	449
Total invested assets[1]	468	560	432	510
Net new money	(1)	18	(2)	16
1 Includes no double counts.

Note 26b  Development of invested assets

	USD bn		CHF bn
	31.12.22	31.12.21	31.12.22	31.12.21
Total invested assets at the beginning of the year[1]	560	598	510	529
Net new money	(1)	18	(2)	16
Market movements[2]	(81)	(48)	(75)	(43)
Foreign currency translation	(10)	(5)	(2)	10
Other effects	1	(3)	1	(2)
Total invested assets at the end of the year[1]	468	560	432	510
1 Includes no double counts. 2 Includes interest and dividend income.

›    Refer to Note 31 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2022 for more information

UBS AG standalone financial statements (audited)                                                                                                                                                         34

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

To the General Meeting of
UBS AG, Zurich

Basel, 3 March 2023

Report of the statutory auditor

Report on the audit of the financial statements

Opinion
We have audited the financial statements of UBS AG (the Company), which comprise the Balance Sheet as at 31 December 2022, the Income Statement for the year then ended, and the notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

UBS AG standalone financial statements (audited)                                                                                                                                                         35

EY
Building a better working world

2

Valuation of investments in subsidiaries and other participations

Area of Focus	We focused on this area because of the judgments and assumptions over the valuation of the investments in subsidiaries and other participations. Investments in subsidiaries and other participations comprise directly held, equity interests.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the valuation of investments in subsidiaries and other participations. We tested a sample of the valuation models and the inputs used in those models. We assessed the valuation analyses on which the investment amounts are based and tested the completeness and accuracy of the underlying information. We also assessed UBS AG's disclosure (within note 4 of UBS AG's financial statements).

Valuation of complex or illiquid instruments at fair value

Area of Focus	We focused on this area because of the complexity and judgments and assumptions over the fair valuation of financial instruments with significant unobservable inputs. The valuation techniques required judgement and were comprised of discounted cash flow and earnings-based valuation techniques. Highly judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, volatility, and correlation.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the financial instrument valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists, using independent models and inputs, and comparing inputs to available market data among other procedures. We also independently challenged key judgments in relation to a sample of fair value adjustments. We also assessed UBS AG's disclosure (within note 15 and 16 of UBS AG's financial statements).

UBS AG standalone financial statements (audited)                                                                                                                                                         36

EY Building a better working world

3

Expected credit losses

Area of Focus	We focused on this area because UBS AG applies in its standalone financial statements the ECL approach which is used in its consolidated financial statements under the International Financial Reporting Standards (IFRS). This approach follows IFRS 9 Financial Instruments and is complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, the credit risk models used and of the management overlay recognized to estimate stage 1 and stage 2 ECL. The COVID-19 pandemic also contributed to the complexity with its continuing impact on the economic environment in 2022. The measurement of individual ECL for stage 3 is complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and related post-model adjustment. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-model adjustments by considering management's governance process, assumptions used and sensitivity analysis. We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of model input data, calculation logic, and output data used in the overall ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures. For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis. We also assessed UBS AG's disclosures (within notes 14a to 14e of UBS AG's financial statements).

UBS AG standalone financial statements (audited)                                                                                                                                                         37

4

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

UBS AG standalone financial statements (audited)                                                                                                                                                         38

5

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Furthermore, we confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick Licensed audit expert (Auditor in charge)	Eveline Hunziker Licensed audit expert

UBS AG standalone financial statements (audited)                                                                                                                                                         39

UBS AG standalone regulatory information

UBS AG standalone regulatory information

Key metrics of the fourth quarter of 2022

Quarterly | The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III rules.

During the fourth quarter of 2022, common equity tier 1 (CET1) capital increased by USD 0.5bn to USD 54.0bn, mainly reflecting operating profit before tax, partly offset by additional accruals for capital returns to UBS Group AG. Tier 1 capital decreased by USD 1.3bn to USD 65.8bn, primarily driven by a USD 1.8bn decrease in additional tier 1 (AT1) capital, partly offset by the aforementioned increase in CET1 capital. The decrease in AT1 capital was mainly driven by our announcement on 5 December 2022 that we intended to redeem an AT1 capital instrument on 31 January 2023, the first call date (ISIN CH0400441280, with a nominal amount of USD 2.0bn, issued on 31 January 2018). This instrument ceased to be eligible as AT1 capital when the call was announced in December 2022. Total capital decreased by USD 1.3bn to USD 66.3bn, mainly reflecting the aforementioned decrease in tier 1 capital.

Phase-in risk-weighted assets (RWA) increased by USD 9.5bn to USD 332.9bn during the fourth quarter of 2022, primarily driven by increased participation RWA and, to a lesser extent, by increases across market risk, as well as credit and counterparty credit risk RWA, partly offset by a decrease in operational risk RWA.

Leverage ratio exposure increased by USD 22.2bn to USD 575.5bn, mainly driven by higher trading portfolio assets and purchases of high-quality liquid asset (HQLA) securities, partly offset by lower derivatives.

Correspondingly, the CET1 capital ratio of UBS AG decreased to 16.2% from 16.5%, reflecting the increase in RWA, partly offset by the increase in the CET1 capital. The firm’s Basel III leverage ratio decreased to 11.4% from 12.1%, reflecting the higher leverage ratio exposure and the decrease in tier 1 capital.

The quarterly average liquidity coverage ratio (the LCR) increase was driven by a decrease in the average net cash outflows of USD 2.2bn to USD 53.6bn, mainly due to higher inflows from intercompany funding to other UBS entities. The effect of the reduction in the average net cash outflows was partially offset by a decrease in the average HQLA of USD 4.2bn to USD 101.6bn due to higher funding consumption from the business divisions.

As of 31 December 2022, the net stable funding ratio (the NSFR) decreased by 0.9 percentage points to 90.8%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the NSFR was driven by an increase in required stable funding of USD 16.9bn to USD 280.2bn, mainly due to higher trading assets and loans to customers, partly offset by decreased derivative balances. Available stable funding increased by USD 12.9bn to USD 254.4bn, largely driven by higher customer deposits and debt securities issued.

UBS AG standalone regulatory information                                                                                                                                                                   40

KM1: Key metrics
USD m, except where indicated
		31.12.22	30.9.22	30.6.22	31.3.22	31.12.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)[1]	53,995	53,480	54,146	52,218	52,818
1a	Fully loaded ECL accounting model CET1	53,995	53,480	54,139	52,211	52,803
2	Tier 1[1]	65,836	67,149	68,188	66,597	66,658
2a	Fully loaded ECL accounting model Tier 1	65,836	67,149	68,180	66,589	66,643
3	Total capital[1]	66,321	67,634	68,682	67,599	68,054
3a	Fully loaded ECL accounting model total capital	66,321	67,634	68,674	67,592	68,039
Risk-weighted assets (amounts)[2]
4	Total risk-weighted assets (RWA)	332,864	323,364	327,846	330,401	317,913
4a	Minimum capital requirement[3]	26,629	25,869	26,228	26,432	25,433
4b	Total risk-weighted assets (pre-floor)	332,864	323,364	327,846	330,401	317,913
Risk-based capital ratios as a percentage of RWA[2]
5	CET1 ratio (%)[1]	16.22	16.54	16.52	15.80	16.61
5a	Fully loaded ECL accounting model CET1 ratio (%)	16.22	16.54	16.51	15.80	16.61
6	Tier 1 ratio (%)[1]	19.78	20.77	20.80	20.16	20.97
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	19.78	20.77	20.80	20.15	20.96
7	Total capital ratio (%)[1]	19.92	20.92	20.95	20.46	21.41
7a	Fully loaded ECL accounting model total capital ratio (%)	19.92	20.92	20.95	20.46	21.40
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.06	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00
10	Bank G-SIB and / or D-SIB additional requirements (%)[4]
11	Total of bank CET1 specific buffer requirements (%)[5]	2.56	2.52	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	11.72	12.04	12.02	11.30	12.11
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	575,461	553,215	569,794	594,893	593,868
14	Basel III leverage ratio (%)[1]	11.44	12.14	11.97	11.19	11.22
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)	11.44	12.14	11.97	11.19	11.22
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	101,609	105,768	104,628	103,168	89,488
16	Total net cash outflow	53,616	55,770	55,405	55,039	52,229
16a	of which: cash outflows	156,764	155,688	159,568	162,735	163,207
16b	of which: cash inflows	103,148	99,919	104,163	107,696	110,978
17	LCR (%)	191.19	190.23	189.29	188.26	173.19
Net stable funding ratio (NSFR)[7]
18	Total available stable funding	254,433	241,505	244,791	249,760	257,992
19	Total required stable funding	280,166	263,308	265,597	275,424	289,195
20	NSFR (%)	90.82	91.72	92.17	90.68	89.21

1 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Based on phase-in rules for RWA. Refer to “Swiss SRB going and gone concern requirements and information” below for more information.    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.    5 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.    6 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 63 data points in the fourth quarter of 2022 and 66 data points in the third quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    7 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

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UBS AG standalone regulatory information                                                                                                                                                                   41

Swiss SRB going and gone concern requirements and information

UBS AG standalone is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.

The capital requirements based on RWA include a minimum CET1 capital requirement of 10.06%, including a countercyclical buffer of 0.06%, and a total going concern capital requirement of 14.36%, including a countercyclical buffer of 0.06%. The capital requirements based on the leverage ratio denominator (the LRD) include a minimum CET1 capital requirement of 3.5% and a total going concern leverage ratio requirement of 5.0%.

CET1 and high-trigger AT1 capital instruments are eligible as going concern capital. As of 31 December 2022, one remaining outstanding low-trigger AT1 capital instrument, amounting to USD 1.2bn, that was on lent from UBS Group AG to UBS AG qualifies as going concern capital, as agreed with FINMA.

Currently, UBS AG standalone is subject to a gone concern capital requirement based on the sum of: (i) the capital requirements resulting from third-party exposure on a standalone basis; (ii) a buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure; and (iii) the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 has been granted for the buffer requirement. The gone concern capital coverage ratio reflects how much gone concern capital is available to meet the gone concern requirement. Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, non-Basel III-compliant tier 2 capital instruments and total loss-absorbing capacity-eligible senior unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.

›    Refer to “Significant regulatory developments, disclosure requirements and other changes to be adopted after 2022” in the “Introduction and basis for preparation” section of the 31 December 2022 Pillar 3 Report for more information about Revisions to the Swiss Banking Ordinance

For direct and indirect investments, including the holding of regulatory capital instruments of UBS AG by subsidiaries that are active in banking and finance, a FINMA decree introduced a risk-weighting approach, with a phase-in period until 1 January 2028. Starting from 1 July 2017, these investments were risk-weighted at 200%. From 1 January 2019 onward, the risk weights are being gradually raised by 5 percentage points per year for Switzerland-domiciled investments and by 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights are 250% and 400%, respectively. As of 31 December 2022, the applicable phase-in risk weights are 220% for Switzerland-domiciled investments and 280% for foreign-domiciled investments.

›    Refer to “Additional information” in the “Capital, liquidity and funding, and balance sheet” section of the UBS Group AG Annual Report 2022 for more information about the joint liability of UBS AG and UBS Switzerland AG

UBS AG standalone regulatory information                                                                                                                                                                   42

Quarterly | The tables below provide details of the Swiss SRB RWA- and LRD-based going and gone concern requirements and information as required by FINMA; details regarding eligible gone concern instruments are provided below.

Swiss SRB going and gone concern requirements and information
As of 31.12.22	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD m, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	14.36[1]	47,800	14.36[1]	56,023	5.00[1]	28,773
Common equity tier 1 capital	10.06	33,486	10.06	39,247	3.50	20,141
of which: minimum capital	4.50	14,979	4.50	17,556	1.50	8,632
of which: buffer capital	5.50	18,307	5.50	21,457	2.00	11,509
of which: countercyclical buffer	0.06	200	0.06	234
Maximum additional tier 1 capital	4.30	14,313	4.30	16,776	1.50	8,632
of which: additional tier 1 capital	3.50	11,650	3.50	13,654	1.50	8,632
of which: additional tier 1 buffer capital	0.80	2,663	0.80	3,121

Eligible going concern capital
Total going concern capital	19.78	65,836	16.88	65,836	11.44	65,836
Common equity tier 1 capital	16.22	53,995	13.84	53,995	9.38	53,995
Total loss-absorbing additional tier 1 capital	3.56	11,841	3.04	11,841	2.06	11,841
of which: high-trigger loss-absorbing additional tier 1 capital	3.20	10,654	2.73	10,654	1.85	10,654
of which: low-trigger loss-absorbing additional tier 1 capital	0.36	1,187	0.30	1,187	0.21	1,187

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		332,864		390,128
Leverage ratio denominator						575,461

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing capacity		40,106

Eligible gone concern capital
Total gone concern loss-absorbing capacity		46,982
Gone concern capital coverage ratio	117.15

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

UBS AG standalone regulatory information                                                                                                                                                                   43

Swiss SRB going and gone concern information
USD m, except where indicated	31.12.22	30.9.22	31.12.21

Eligible going concern capital
Total going concern capital	65,836	67,149	66,658
Total tier 1 capital	65,836	67,149	66,658
Common equity tier 1 capital	53,995	53,480	52,818
Total loss-absorbing additional tier 1 capital	11,841	13,669	13,840
of which: high-trigger loss-absorbing additional tier 1 capital	10,654	12,481	11,414
of which: low-trigger loss-absorbing additional tier 1 capital	1,187	1,188	2,426

Eligible gone concern capital
Total gone concern loss-absorbing capacity	46,982	45,375	44,250
Total tier 2 capital	2,949	2,949	3,129
of which: low-trigger loss-absorbing tier 2 capital	2,421	2,426	2,594
of which: non-Basel III-compliant tier 2 capital	528	523	535
TLAC-eligible senior unsecured debt	44,033	42,426	41,120

Total loss-absorbing capacity
Total loss-absorbing capacity	112,818	112,524	110,908

Denominators for going and gone concern ratios
Risk-weighted assets phase-in	332,864	323,364	317,913
of which: investments in Switzerland-domiciled subsidiaries[1]	39,589	37,427	38,935
of which: investments in foreign-domiciled subsidiaries[1]	121,021	115,512	108,982
Risk-weighted assets fully applied as of 1.1.28	390,128	377,973	382,934
of which: investments in Switzerland-domiciled subsidiaries[1]	44,988	42,530	45,273
of which: investments in foreign-domiciled subsidiaries[1]	172,887	165,018	167,664
Leverage ratio denominator	575,461	553,215	593,868

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	19.8	20.8	21.0
of which: common equity tier 1 capital ratio, phase-in	16.2	16.5	16.6
Going concern capital ratio, fully applied as of 1.1.28	16.9	17.8	17.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.8	14.1	13.8

Leverage ratios (%)
Going concern leverage ratio	11.4	12.1	11.2
of which: common equity tier 1 leverage ratio	9.4	9.7	8.9

Capital coverage ratio (%)
Gone concern capital coverage ratio	117.1	117.8	112.0

1 Net exposures for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries are risk-weighted at 220% and 280%, respectively, for the current year. Risk weights will gradually increase by 5 percentage points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

Leverage ratio information

Swiss SRB leverage ratio denominator

USD bn	31.12.22	30.9.22	31.12.21

Leverage ratio denominator
Swiss GAAP total assets	504.8	486.1	509.9
Difference between Swiss GAAP and IFRS total assets	156.1	196.4	125.0
Less derivatives and SFTs[1]	(254.7)	(310.8)	(216.4)
Less funding provided to significant regulated subsidiaries eligible as gone concern capital	(21.9)	(20.8)	(21.8)
On-balance sheet exposures (excluding derivatives and SFTs)	384.3	350.9	396.7
Derivatives	88.3	101.7	89.7
Securities financing transactions	80.7	79.4	85.4
Off-balance sheet items	23.7	22.6	23.7
Items deducted from Swiss SRB tier 1 capital	(1.7)	(1.4)	(1.6)
Total exposures (leverage ratio denominator)	575.5	553.2	593.9

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivatives and Securities financing transactions in this table.

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Climate risk

Annual | Our climate strategy and governance are determined and overseen at Group level. Similarly, we identify and manage climate risks, including climate-related financial risks, in our own operations, balance sheet, client assets and supply chain on Group level.

In 2022, we made good progress on the execution of our sustainability strategy, and we will continue to advance our own efforts towards the 17 Sustainable Development Goals, recognizing that we, like our clients, have much to learn as we move forward.

Climate-related metrics for the legal entity UBS AG are presented along with respective metrics applicable to UBS Group in the UBS Group AG Annual Report 2022.

›    Refer to “Our focus on sustainability and climate” of the “How we create value for our stakeholders” section and to “Sustainability and climate risk” of the “Risk management and control” section of the UBS Group AG Annual Report 2022 for more information

›    Refer to “Our sustainability and impact strategy” in the “Strategy” section of the Sustainability Report 2022, available from 10 March 2023 under “Annual reporting” at ubs.com/investors, for more information

Non-financial report

UBS Group AG and UBS AG have issued a separate non-financial group report in line with the Global Reporting Initiative (GRI). This report provides disclosures on environmental, social and governance (ESG) matters for UBS as a group. For UBS AG and its consolidated subsidiaries, this report also provides the disclosures on non-financial information required by the German law implementing EU Directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz  / CSR-RUG), in accordance with Art. 114 of the Securities Trading Act (Wertpapierhandelsgesetz  / WpHG), and for UBS AG on a standalone basis, it provides disclosure under Art. 8 of the EU Taxonomy Regulation. The report is available under “Annual reporting” at ubs.com/investors.

›    Refer to the Sustainability Report 2022 available at ubs.com/investors, for more information

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Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG
P.O. Box
CH-8098 Zurich

ubs.com

Zurich, 06 March 2023

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)      on Form F-3 (Registration Number 333-263376), and each related prospectus currently outstanding under such registration statement,

(2)     on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312; 333-249143), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(3)     the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(4)     the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(5)     the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 03 March 2023, with respect to the standalone financial statements of UBS AG for the year ended 31 December 2022 included in this Report of Foreign Private Issuer (Form 6-K) dated 06 March 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title:   Controller and Chief

                 Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 6, 2023